6/28


05009326

82- SUBMISSIONS FACING SHEET

MICROFICHE CONTROL LABEL



REGISTRANT'S NAME Hypothekenbank in Essen

*CURRENT ADDRESS ______________________

PROCESSED

JUN 29 2005

THOMSON
FINANCIAL

**FORMER NAME ______________________

**NEW ADDRESS ______________________

FILE NO. 82- 4883 FISCAL YEAR 12-31-04

- *Complete for initial submissions only* ** *Please note name and address changes*

INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:

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OICF/BY: dlw

DAT : 6/28/05

Annual Report
2004



HYPOTHEKENBANK IN ESSEN AG

member of the COMMERZBANK

1996	1997	1998	1999	2000	2001	2002	2003	2004
25,393	35,471	45,596	55,905	58,771	69,553	70,979	74,299[1]	79,461
1,565	1,715	1,827	1,841	2,271	3,003	4,290	5,822	7,258
21,675	29,389	35,873	39,810	36,097	36,841	35,870	34,764	33,102
1,022	2,689	5,918	10,701	16,493	24,349	24,286	25,179[1]	30,588
461	672	888	1,591	2,415	2,703	4,035	5,647[1]	5,047
1,176	1,219	1,087	1,078	1,272	1,305	1,884	2,703	4,173
21,438	30,077	38,684	48,379	47,015	54,519	50,738	51,477	52,571
2,192	3,418	4,872	5,281	9,170	12,182	16,855	18,452[1]	20,855
427	266	415	574	1,216	1,366	1,627	2,517	1,956
10,124	14,238	14,856	16,706	13,714	5,297	4,235	7,148	4,538
1,306	2,907	4,518	6,771	12,494	16,632	12,420	8,016	10,541
265	311	377	454	426	554	554	584	654
54	129	187	243	255	279	284	324	319
130	155	189	244	244	298	297	348	358
98.9	125.8	149.9	168.6	161.2	170.9	187.5	213.5	234.8
6.9	8.4	8.0	9.3	9.8	10.6	10.8	12.1	13.7
4.6	5.9	7.1	8.2	8.9	9.5	9.4	11.2	11.0
2.2	1.6	1.5	3.2	3.5	3.4	3.0	2.2	13.0
13.9	12.7	11.0	12.3	13.8	13.8	12.4	12.0	11.7[2]
55.5	78.4	105.7	120.2	98.5	108.1	112.3	118.6	128.6
26.9	38.7	53.0	64.8	66.7	72.3	76.2	81.2	91.0

…n to the current value have not been taken into account.

10 successful years in retrospect

in € m, as at year-end	1995
Balance sheet total	17,734
Claims outstanding	
Mortgage loans	1,386
Public-sector loans	13,505
Securities issued by other borrowers	2,142
Other loans/other claims	174
Bonds and notes issued	
Mortgage *Pfandbriefe*	977
Public-sector *Pfandbriefe*	14,160
Other bonds and notes/other liabilities	2,031
New lending commitments	
Mortgage loans	329
Public-sector loans	8,719
Securities issued by other borrowers	1,547
Capital and reserves	
Subscribed capital and reserves	260
Profit-sharing certificates	54
Subordinated liabilities	130
Net interest and commission income	74.3
General operating expenses	
Personnel expenses	6.2
Other administrative expenses	3.7
Depreciation and value adjustments to tangible and intangible assets	3.3
Cost income ratio in %	17.8
Operating result	42.0
Net income	20.5

Notes: [1] Figures have been restated. See the notes to the annual accounts for further details [2] Special effects from depreciati

At a glance

Balance sheet total
Claims outstanding
Mortgage loans
Public-sector loans
Securities issued by other borrowers
Other loans/other claims
Bonds and notes issued
Mortgage *Pfandbriefe*
Public-sector *Pfandbriefe*
Other bonds and notes/other liabilities
New lending commitments
Mortgage loans
Public-sector loans
Securities issued by other borrowers
Capital and reserves
Subscribed capital and reserves
Profit-sharing certificates
Subordinated liabilities
Net interest and commission income
General operating expenses
Personnel expenses
Other administrative expenses
Depreciation and value adjustments to tangible and intangible assets
Cost income ratio in %
Operating result
Net income

At a glance

in € m, as at year-end	2003	2004
Balance sheet total	74,299[1]	79,461
Claims outstanding		
Mortgage loans	5,822	7,258
Public-sector loans	34,764	33,102
Securities issued by other borrowers	25,179[1]	30,588
Other loans/other claims	5,647[1]	5,047
Bonds and notes issued		
Mortgage *Pfandbriefe*	2,703	4,173
Public-sector *Pfandbriefe*	51,477	52,571
Other bonds and notes/other liabilities	18,452[1]	20,855
New lending commitments		
Mortgage loans	2,517	1,956
Public-sector loans	7,148	4,538
Securities issued by other borrowers	8,016	10,541
Capital and reserves		
Subscribed capital and reserves	584	654
Profit-sharing certificates	324	319
Subordinated liabilities	348	358
Net interest and commission income	213.5	234.8
General operating expenses		
Personnel expenses	12.1	13.7
Other administrative expenses	11.2	11.0
Depreciation and value adjustments to tangible and intangible assets	2.2	13.0
Cost income ratio in %	12.0	11.7[2]
Operating result	118.6	128.6
Net income	81.2	91.0

Notes: [1] Figures have been restated. See the notes to the annual accounts for further details [2] Special effects from depreciation to the current value have not been taken into account.

At a glance

Charts, illustrations and interview do not form an integral part of the Management Report.
This Annual Report is also available in German. The German version is binding in all matters of interpretation.



Hubert Schulte-Kemper, Chairman of the Board of Managing Directors

Dear Business Colleagues,

This is the 18th time for me to report on the business results of Hypothekenbank in Essen AG in my capacity as the Chairman of the Board of Managing Directors. Looking back on the financial year 2004, I can state that our bank once again proved its ability to grow at a healthy pace while also generating sustainable earnings.

I am more than satisfied with the progress of our bank as described in this Annual Report. Once again I can report an excellent return on equity after tax (RoE) of 14.3%, compared to 14.1% in the previous year. As in 2003 we certainly rank amongst the top banking groups in terms of profitability. Having met our RoE target also proves that we fully complied with our business plan for 2004.

Accordingly, Essen Hyp succeeded in surpassing the operating result recorded in 2003 despite the clear increase of provision for possible loan losses. In the light of volatile capital markets, rather weak national and international real estate markets and sluggish economic growth both in Germany and most parts of Europe, achieving these aims was hard work.

This performance, as such, is remarkable in itself. However, I believe that it is even more important to see that our bank tackles – and successfully meets – upcoming challenges even in difficult times. This ability is the result of our lean organizational structure, which allows us to respond to changes without delay and to grasp new business opportunities. We are determined to adhere to this structure, even if this might put at stake business opportunities which, at first glance, look attractive. Knowing that the Board of Managing Directors, the Supervisory Board and our shareholders all pull together, I will not deviate an inch from this statement.

With the keyword 'reliability' in my mind, I once again read through the 2003 Annual Report, in order to check whether we actually met the targets set out for the past financial year. I can now affirm that we did so in the great majority of cases. We have met the business targets set for public-sector lending, funding, earnings and profitability. This is why I would dare to say that the accuracy of our forecasts has been quite high. However, we had to lower our sights as far as national and international real estate financing is concerned. We failed to meet the targeted volume of new lending commitments in these business segments. One could say now, from today's perspective, that our targets were too ambitious. However, the truth is that we rejected loan applications totaling €3.2bn in the period under review, mainly because these applications did not comply with our high requirements in terms of the risk return ratio. Meeting a business target at any price is not, and will never be, part of our strategy.

Dear Business Colleagues,
The year 2004 was an eventful year for our bank. As a part of our relationship management activities, we were committed to further broadening our international investor base. We continued our series of roadshows with the former Chancellor of the Federal Republic of Germany, Dr. Helmut Kohl. In addition, we had investor meetings in the Middle East, India and several European countries. Our business results prove that our efforts have borne fruit: we placed Jumbo and Global *Pfandbriefe* totaling some €47bn in 40 countries over the past five years. In the year under review we benefited again from the very favorable development of our funding costs.

To sum it up, I can look back on a successful financial year. In view of our accomplishments, I face with confidence the coming years and, in particular, the projected fundamental changes resulting from the implementation of the new *Pfandbrief* Act in mid-2005. I believe that Essen Hyp is well positioned for these new challenges. We will find ways to defend the competitive edge which we have built up in our core business segments during the past years. I would like to emphasize that I welcome the increase of the community of *Pfandbrief* issuers. This is the best proof that the *Pfandbrief* is a top-quality investment and typical AAA product and will continue its success story in the future.

Dear Business Colleagues,
This is the place to express my gratitude. On behalf of the entire Board of Managing Directors, I would like to thank Mr. Harald Pohl for his exceptional commitment. Having joined Essen Hyp in 1992 and filled various positions, Mr. Pohl was elected to the Board of Managing Directors in mid-1999. He left Essen Hyp at his own request at year-end 2004 to accept new challenges. On behalf of the Board of Managing

Directors and our employees I wish him every success in his new tasks. Until the appointment of a new Board member, the Board of Managing Directors of Essen Hyp will consist of only two members.

I would also like to extend my sincere thanks to Dr. Axel Frhr. v. Ruedorffer who, having reached retirement age, resigned from his position as the Chairman of our Supervisory Board and its committees on March 18, 2004. For many years, Dr. v. Ruedorffer shaped the development of Essen Hyp and significantly contributed to its success. I would like to thank him personally, as well as on behalf of the entire Board of Managing Directors.

Dear Business Colleagues,
Last but not least, I would like to thank you very much for your continued trust in our bank. I very much hope that we can rely on your support in the years to come.



Supervisory Board

ANDREAS DE MAIZIÈRE
Chairman *(since March 18, 2004);*
Member of the Board of Managing Directors,
Commerzbank AG, Frankfurt/Main

DR. AXEL FRHR. V. RUEDORFFER
Chairman *(until March 18, 2004);*
Member of the Central Advisory Board,
Commerzbank AG, Frankfurt/Main

DIPL.-OEC. BERTA SCHUPPLI
Deputy Chairman, Wiesbaden

DIETER DISSE
Bank Employee
Hypothekenbank in Essen AG, Essen

UTE GIBBELS
Bank Employee
Hypothekenbank in Essen AG, Essen

DR. RENATE KRÜMMER
(since March 18, 2004)
Executive Vice President
Group Strategy and Controlling,
Commerzbank AG, Frankfurt/Main

DR. ERIC STRUTZ
Member of the Board of Managing Directors,
Commerzbank AG, Frankfurt/Main

Board of Managing Directors

HUBERT SCHULTE-KEMPER
Chairman, Marl

MICHAEL FRÖHNER
Dortmund

HARALD POHL
(until December 31, 2004)
Oberhausen

Advisory Council

DR. AXEL FRHR. V. RUEDORFFER
Chairman *(since March 18, 2004);*
Member of the Central Advisory Board,
Commerzbank AG, Frankfurt/Main

DR. FRIEDEL ABEL
Chairman of the Board of Managing Directors,
Hochtief Construction AG, Essen

HAROLD HÖRAUF
Member of the Supervisory Board,
HSBC Trinkaus & Burkhardt KGaA, Düsseldorf

DR. HANS-JOACHIM JACOB
Auditor, Darmstadt

PROF. EM. DR. PAUL KLEMMER
President of the Deutscher Verband für Wohnungswesen,
Städtebau und Raumordnung e.V., Berlin

UWE KRUSCHINSKI
Member of the Board of Managing Directors,
Bankgesellschaft Berlin AG, Berlin

HERMANN MARTH
Chairman of the Board of Managing Directors,
RAG Immobilien AG, Essen

KLAUS POHL
General Manager of the Treuhandstelle für Wohnungs-
unternehmen in Bayern GmbH, Munich

DR. UDO SCHEFFEL
Chairman of the Executive Board,
Bayerische Immobilien AG, Munich

DR. WOLFGANG SCHUPPLI
Lawyer, Wiesbaden

DR. ULF R. SIEBEL
Lawyer, Frankfurt/Main

Executive Vice Presidents

NORBERT BODDENBERG
Essen

HANS-JÜRGEN KRÖNCKE
Haltern

Trustees

DIETER EBERLE
Lawyer, Essen

ROLF DAHLMANN
Deputy, Essen

DR. THOMAS GEER
Deputy, Essen

DR. JOHANNES WERNER SCHMIDT
Deputy *(until December 31, 2004),* Essen



Michael Fröhner, Member of the Board of Managing Directors, Marianne Borghoff, Secretary of the Board of Managing Directors

From an idea to a strong global player

Essen Hyp grants public-sector loans to all administrative levels in Germany, i.e. to the Federal Government, the Federal States and to municipalities. To an increasing extent, the bank also lends to governments and state authorities in Europe and North America, and thus succeeded in building up a loan portfolio with a broad geographical diversification. None of the loans in our public-sector loan portfolio ever defaulted.

With nearly two decades of expertise and know-how, we are today an established partner in our core business segment, the granting of public-sector loans both in Germany and abroad. The concept we had when the bank was founded has turned into a success story.





Real Estate Finance Marketing and Transaction Management (from left to right): Ingo Albert, Thomas Link, Wolf-Christian Angott, Ingrun Beckmann

A partner for successful financing transactions

Quick credit decisions pave the way for successful real estate projects. This is why we have expanded our international real estate financing activities since the beginning of the new millennium. Focusing on first-class properties which meet our strict criteria, we have become an established lender on the real estate markets of Europe and North America. Thanks to our network of representative offices in Brussels, Paris, London and New York, we are present in our key markets and maintain close personal contact to our customers and syndicate partners. The combination of quick decision-making, reliability and risk sensitivity has earned us their respect and trust.





Treasury Department (from left to right): Heinrich Strack, Monika Rieks, Oliver Schwarzer, Michael Leineweber, Günter Pless, Heidi Riedel

Quality and safety

Essen Hyp is specialized in combining low risks and high returns. Around 50% of all bonds issued by our bank have been placed with foreign investors, which proves the excellent reputation we enjoy on the international capital markets.
Essen Hyp is *one of the biggest private issuers worldwide: our* annual funding volume amounts to some €30bn. The three leading rating agencies acknowledge our expertise as *Pfandbrief* issuer by awarding the best possible rating, triple A, to our public-sector *Pfandbriefe.*





Corporate Management and Accounting and Tax Department (from left to right): Manfred Bartling, Vincenzo Profeta, Norbert Boddenberg, Dr. Frank Brocks, Hui-Chuan Gumtow

Our efficiency sets new benchmarks

Flat hierarchies and short communication lines – the lean organizational structure is the backbone of Essen Hyp. High standards of flexibility and efficiency are a key element of our corporate philosophy. This strategy ensures rapid responses to capital market changes and allows to break new grounds in our core business segments. Our cost income ratio highlights the efficacy of our organizational structure. Today, Essen Hyp is one of the most efficient banks worldwide. This performance prepared the ground for our excellent profitability. Hypothekenbank in Essen AG: 18th year of excellence for the benefit of business partners and investors.





Public Relations Management, Corporate Communications and the Secretariat to the Board of Managing Directors (from left to right): Claudia Neff-Stobbe, Ute Gibbels, Dr. Kerstin Büteführ, Nina Wittkopf, Ursula Meierkamp

Communication builds trust

To prove that we merit the trust of our business partners and investors, we pursue a comprehensive transparency policy, based on ongoing dialogue, personal meetings and detailed disclosure.
It has long become a tradition that Essen Hyp organizes investor meetings and international roadshows in many parts of the world, maintains an ongoing dialogue with its capital market partners and hosts the Essen Hyp Capital Market Conferences.
Our website provides detailed information about the quality of our products. Overall, we greatly exceed the general transparency standards. Our business partners know that they can trust in Essen Hyp.



Management report

In 2004 Essen Hyp was again active globally. We achieved our aim of further expanding our international public-sector lending business and promoting our national and international real estate financing activities. Essen Hyp succeeded in winning new business partners and investors in many parts of the world. Our commitment and efforts resulted in further performance increases. This Annual Report is worth celebrating – Essen Hyp's net income increased for the 10th consecutive time.



World economy back on track

Driven by the United States, global economic recovery picked up pace. Posting a growth rate of 5% for the year 2004, the world economy showed its strongest performance of three decades. Real GDP growth in the G3 currency area – the United States, the euro area and Japan – was some 3%, the most dynamic economic expansion since the boom year of 2000. With a growth rate of 4.4%, up from 3% in 2003, the U.S. economy once again was the engine of economic recovery. According to the U.S. Department of Labor, more than 2 million new jobs were created in 2004. As indicated by some capital market participants, this shows the sustainability of the rebound. At the same time inflation rose to 2.7%, up from 2.3% in 2003. This can mainly be ascribed to the fact that crude oil prices hit record levels in the year under review. The Japanese economy was well ahead of expectations in 2004, with a growth rate of 2.6% compared to 1.4% in 2003. This dynamic expansion was driven by an increase in exports, investment activity and consumer demand. Initial signs pointing to an end of deflation additionally boosted confidence in the economic upturn.

Economic growth in the euro area loses momentum – Germany once again below average. Following a promising start at the beginning of 2004, economic growth in the euro area again lost some of its momentum in the second half of the year. Average GDP growth in the euro area was 2% in 2004, up from 0.5% in 2003. Increasing energy and administered prices, combined with tax hikes pushed inflation above the 2% mark for the fifth year in a row. However, price stability was not jeopardized by adverse impacts, such as excessive wage agreements. At a growth rate of just 1.6%, the German economy was below the average in the euro area. Economic recovery in Germany was hampered by a cut back in investments in the construction sector for the fifth year in succession. At the same time, private consumption, the most important GDP component, edged down 0.3%. Net exports contributed 1.2 percentage points to Germany's economic growth. Due to the weak domestic economic activity, Germany's budget deficit hit 3.9% of the GDP. Germany thus breached the 3% deficit limit laid down in the Maastricht Treaty for the third consecutive time. Inflation rose to 1.6%.

Well prepared for future challenges



We are committed to further increasing our international public-sector lending activities, as we firmly believe in the potential of this business segment. In many European countries, such as **Italy**, Greece and Spain, we already enjoy an excellent reputation as a lender to the public sector. Changes to the legal framework will give us additional leeway for accessing new markets and increasing the geographical diversification of our loan portfolio.

Public-sector lending: International standing further improved

Increased diversification of loan portfolio. Due to the fall in capital market rates since mid-2004 and the decline in yields in Germany, particularly in the last quarter 2004, we have only posted a slight increase in our public-sector lending segment for the period under review. Instead, our main focus was on broadening the geographical diversification of our loan portfolio.

Development of the international capital markets in 2004

Decline in long-term bond yields. Bond markets on both sides of the Atlantic were bullish in the first quarter of 2004. In the United States, labor market development was below expectations, which was reflected in the market participants' more pessimistic perceptions about the sustainability of economic recovery. In Germany, news that the Ifo Business Climate Index was down for the first time in 10 months in February 2004, translated into mounting concerns about the prospects for economic growth.
However, the picture changed in the second quarter. U.S. bond yields rose by as much as 100 basis points within a few weeks, fuelled by very positive economic data, in particular strong U.S. labor market figures, which took market participants by surprise. Yields for 10-year U.S. Treasuries peaked at 4.87% in June. Having left key interest rates unchanged for eleven months, the Federal Reserve (Fed) responded to these new developments at the end of June. As expected, the Fed raised its federal funds target rate by 25 basis points to 1.25%.
However, sentiment changed again in summer. New labor market reports lagged behind expectations and capital market participants were more and more convinced that rising crude oil prices were apparently no threat to price stability, but might well jeopardize economic recovery. As a result, bond markets saw a strong rebound and remained buoyant even though the Federal Reserve raised its federal funds target rate by 25 basis points on each subsequent meeting, reaching 2.25% at year-end 2004. Yields for 10-year U.S. Treasury Notes stood at 4.22% at year-end 2004, a decrease of just 3 basis points compared to the 4.25% recorded at year-end 2003. Accordingly, the expected increase in yields at the long end of the curve did not materialize.
Yield declines in the euro area were far more pronounced, which can be ascribed to two reasons: the euro appreciation and weak economic data. These further prompted many capital market participants, including Essen Hyp, to repeatedly postpone the expectations of European Central Bank (ECB) interest rate hikes. Eventually, some market participants even bet on ECB interest rate cuts. In fact, however, the ECB left key interest rates unchanged throughout the year. This is why bond markets in the euro area decoupled from the U.S. lead in the last weeks of 2004. As a result, yields for 10-year Bunds dropped 61 basis points from 4.29% at year-end 2003 to 3.68% at year-end 2004. The yield spread between 10-year *Pfandbriefe* and Bunds with the same maturity hovered around 10 basis points in the period under review.

Comparison of bond yields in the United States and Germany in 2004


%
percentage points
5.0
4.8
4.6
4.4
4.2
4.0
3.8
3.6
3.4
1.0
0.8
0.6
0.4
0.2
0.0
−0.2
−0.4
−0.6
Jan
Feb
Mar
Apr
May
Jun
Jul
Aug
Sep
Oct
Nov
Dec
10-year U.S. Treasury Notes (left scale)
10-year Bunds (left scale)
Spread of Treasury Notes over Bunds (right scale)
Source: Bloomberg

***Pfandbrief* yields, money market and key interest rates in the euro area in 2004** in %


5
4.5
4
3.5
3
2.5
2
1.5
1
0.5
Jan
Feb
Mar
Apr
May
Jun
Jul
Aug
Sep
Oct
Nov
Dec
10-year Pfandbriefe
5-year Pfandbriefe
Marginal lending facility
3-month money market rate
Deposit facility
Sources: Bloomberg, ECB

Lending business

The total volume of our new public-sector lending in 2004 remained at the previous year's level. In the period under review Hypothekenbank in Essen AG granted loans totaling €15.1bn (€15.2bn), which is a 0.6% decrease compared to the previous year. This figure includes loans and securities that are eligible to serve as cover for our public-sector *Pfandbriefe* totaling €12.7bn (€12.9bn).

As before, the funding needs of German public-sector authorities were high. Accordingly, new lending commitments in this segment rose 14.3% to €4.8bn over €4.2bn in 2003. The volume of new loans granted to other borrowers governed by public law amounted to €4.5bn (€6.3bn).

In accordance with the so-called 'Brussels compromise', loans to German credit institutions governed by public law will cease to be eligible to serve as cover for *Pfandbriefe* over the medium and long term. This is why we have steadily increased the total volume of loans granted to foreign public-sector borrowers in recent years. It is our objective to even further diversify the already low risk inherent in our total public-sector loan portfolio. The success of our strategy is reflected in the low risk profile of our public-sector cover pool, which consists of loans to public-sector borrowers in the European Union and North America. In 2004 we installed an International Asset Management Desk in our Treasury Department, aiming at further increasing the share of public-sector loans granted to international borrowers.

At present the granting of loans to foreign public-sector borrowers is subject to a strict limitation. Pursuant to Section 5 (1) of the German Mortgage Bank Act *(HBG),* no more than 10% of a mortgage bank's cover pool may consist of loans to foreign public-sector borrowers in countries that do not acknowledge the *Pfandbrief* creditors' preferential claim in the case of the mortgage bank's insolvency. There are only a few exceptions, such as France, Luxembourg, Ireland and Spain, where insolvency laws provide for this preferential claim. However, we expect that this 10% limit will cease to apply to loans to public-sector borrowers within the EU upon the implementation of the new *Pfandbrief* Act. This will permit us to increase the share of foreign loans in our public-sector cover pool.

In line with this diversification strategy, we increased the total volume of new loans to foreign borrowers that are eligible for cover to €3.4bn, up from €2.4bn in 2003. Most of these loans were granted to borrowers in EU member states, such as Italy, Greece, Spain, Hungary and the Czech Republic.

We additionally took securities issued by German borrowers and not eligible to serve as cover totaling €0.3bn (€0.8bn) onto our books. The total volume of new loans granted to foreign borrowers and not eligible to serve as cover for our public-sector *Pfandbriefe* was €2.1bn compared to €1.5bn in 2003. Of this figure, €1.4bn (€1.3bn) was granted to EU member states, such as Italy, the UK, France, Ireland and Spain.

Accordingly, we report foreign public-sector loans and bonds issued by foreign companies and credit institutions totaling €15.1bn (€12.2bn). These assets account for 24.3% (20.9%) of our total loan portfolio. This year-on-year increase by 3.4 percentage points reflects the growing geographical diversification of our loans.

While promoting geographical diversification, we also continued to pursue our spread management strategy which has two objectives: on the one hand, we aim at gradually extending the maturities of certain assets in our portfolio, and, on the other hand, we systematically optimize the overall performance within similar maturity segments and risk weightings, thus generating an increase in spreads and overall market value. Based on relative-value analyses, we switched from bonds and notes to other financial instruments with higher yields. No additional funding was required for these transactions.

Breakdown of public-sector loans by borrowers
as of December 31, 2004 in € bn


60
50
40
30
20
10
0
48
56
55
53
56
2000
2001
2002
2003
2004
German public-sector borrowers
German entities governed by public law
Foreign public-sector borrowers and entities governed by public law

Composition of our public-sector cover pool
as of December 31, 2004 in %


Other loans to foreign borrowers
1.6
Loans within the EU
12.0
Towns and municipalities, municipal special purpose associations, non-profit organizations and loans guaranteed by municipal authorities
8.5
Credit institutions governed by public law and savings banks
29.5
Total: €52.7bn
The German Federal Government and the Federal Government's Special Fund, the German Federal States (Länder) and public-sector credit institutions with special tasks (risk weighting of 0)
48.4



Present on the key real estate markets

Since the beginning of the new millennium we have continuously expanded our international real estate financing activities. We only operate on selected markets with promising long-term prospects and moderate risk profiles. Markets such as Germany, the Benelux countries, France, Canada, the United States and the **United Kingdom.** Thanks to our preparatory work, the building up of the necessary expertise and our cooperation with local specialists we have earned the reputation of being a reliable partner on these markets.

Real estate financing: New lending commitments below targets

Totaling €2bn, our new mortgage lending commitments fell short of our business target for this segment by €0.5bn. The main reason for missing the mark is that we were very restrictive in granting new loans on our international core markets in the Benelux countries, France, the UK, Canada and the United States. New loans secured by commercial properties located in these countries totaled no more than €0.2bn.

Development of key real estate markets in 2004

The international real estate markets on which Essen Hyp operates have broken the downward trend. Rents slipped just marginally, whereas the increase in vacancy rates was offset by both increasing demand and a decline in the new space added to the market. Our core markets in Europe and North America are therefore on their path to consolidation.

German real estate market has bottomed out. The continued decline in rents shows that the German real estate market has not yet shaken off its malaise. Prime office rents in the five most important German submarkets Berlin, Düsseldorf, Frankfurt, Hamburg and Munich again fell between 3% and 7%. While rents decreased to an all-time low in 2004, vacancy rates hit a record level. A more favorable development of rents was prevented by a substantial oversupply.

Posting a vacancy rate of 14.9%, Frankfurt is at the bottom of the league, with prime office rents falling by another 4.2% in 2004. Even though a shortage of supply is not foreseeable for the near future, it seems as if the turning point nonetheless has finally been reached. With a vacancy rate of 12.5%, Düsseldorf comes second last, with Munich ahead with 8.6%. Indeed, these two markets also show initial signs of stabilization. Vacancy in Düsseldorf is set to decrease due both to declining deliveries in the coming years and increasing demand by the service sector over the medium term. In 2004 prime office rents in Düsseldorf dropped on average by 4.5%, while Munich posted a decline of as much as 6.7%. Similar figures come from Berlin, which reports a 6.8% decline in rents and a vacancy rate of 8.9%. However, thanks to an increase in demand in the course of the year, the decline in rents and purchase prices lost some of its momentum. Despite a vacancy rate of 8.1% and a 2.5% decline in prime office rents, Hamburg's office market is now comparatively stable.

The overall weak economic situation also weighed on the retail markets. Demand for available retail space was concentrated on prime locations in city centers. In Berlin, take-up from international luxury and retail chains had a stabilizing impact on prices and even resulted in a slight increase of rents in prime locations. However, rents in other cities, such as Munich and Düsseldorf were moving sideways. Suffering from the fierce competition from nearby shopping centers, rents for retail space in Hamburg even continued their malaise.

As in previous years, residential construction activity continued to decline. Rents, too, were edging down further. The only stabilizing element in shoring up occupancy and prices was demand for apartments for up to two persons. Uncertainty about the future economic development, combined with changes in taxation and tenancy laws, further reduced the attractiveness of residential properties.

France leads the table in Europe. In the period under review Paris was once again ahead of the field and outperformed all the other European real estate markets. 2004 was another record year in terms of total investment, which was well above the €9bn mark. German investors accounted for 38% of this amount. In an international comparison, Paris benefits from a higher sector diversification than London, and also from attractive yields, which exceeded the 6% mark in Central Business District (CBD) locations. With leasing activity having made its way to consolidation, speculative investment has almost come to a standstill. Whereas yields for prime properties have been on the decline, yields for Class B properties continued to increase slightly. This is reflected in the attractiveness of 2nd periphery locations and logistics buildings. Leasing activity in Paris moved sideways, albeit at a very high level. The average vacancy rate for the 'Ile de France' was 6.4%, with a slight increase in absorption compared to 2003. On average, rents fell 5%.

Slight improvement in the London real estate market. Having hit rock bottom in the second half of 2004, rents have now firmed up again. The same applies to vacancy rates, with the increase in vacancies gradually losing momentum. Banks and law firms, in particular, took up new space in the second half of the year. Investors' appetite remained strong throughout the year. The strong demand, which mostly came from institutional investors such as pension funds, made yields fall to a record low. This yield decline was further driven by a combination of factors such as low interest rates, a shortage of high-quality properties and the ample liquidity provided by banks and pension funds.

Real estate markets in North America stay on the road to recovery. The overall favorable environment in the office markets triggered an increase in leasing activity in both central and suburban locations, as well as an improvement of overall absorption year-on-year. Without exception, the most important sub-markets New York, Los Angeles, Boston, Chicago, San Francisco, Washington D.C. and Toronto reported a pick-up in leasing activity, albeit to a different extent. Overall vacancy in CBD locations was 14.5%, a decrease by one percentage point compared to the previous year. Overall vacancy in the suburbs decreased from 21.2% to 17.4%. At 6.4%, Washington D.C. reported the lowest vacancy rate. Vacancy for Class A office buildings in Midtown Manhattan stood at 9.3%, thus dropping below the 10% mark in 2004. The Canadian real estate market, too, was boosted by lower vacancy rates, a slight improvement of absorption and a marginal increase in asking rents.

Mortgage loan portfolio grew slightly

New loans total €2bn. At year-end 2004, the total volume of Essen Hyp's mortgage loan portfolio was €7.4bn (€5.9bn). In the period under review we granted more than 15,000 new loans totaling €2bn (€2.5bn), a decrease of 20% year-on-year. 75.3% (68.8%) of our new lending commitments relate to existing properties, while 24.7% (31.2%) was granted for the construction of new buildings. 87.3% of our new commercial loans are secured by existing buildings. Loans secured by residential properties accounted for 76% compared to just 39.7% in 2003.
At 87.6%, the share of loans secured by properties in Germany was clearly above the previous year's figure of 48.2%. Loans secured by properties outside Germany accounted for no more than 12.4%. These shifts also impacted on the geographical diversification of our mortgage loan portfolio: the share of foreign loans decreased to 17.9% (20.1%).

Total new mortgage lending commitments

Breakdown by type of property in %


Apartment buildings
6.5
Office
15.1
Industrial
0.1
Retail
3.9
Hotels and restaurants
3.7
Other
1.2
Owner-occupied houses
and condominiums
69.5

Breakdown by region in %


Residential properties
East German Federal States
8.0
Commercial properties outside Germany
11.5
Commercial properties
West German Federal States
12.4
Commercial properties
East German Federal States
0.1
Residential properties
outside Germany
0.9
Residential properties
West German Federal States
67.1

Total: approx. €2bn

Strict risk management policy. In accordance with our strict risk management policy, we have established comprehensive evaluation and risk assessment procedures for analyzing incoming loan applications. For each loan application, we examine compliance with the criteria laid down in our 'Guidelines for Domestic and International Real Estate Finance', including predefined cash flow scenarios and additional stress tests. In the commercial loan segment, our main focus is on the financing of office buildings. We consider the risk exposure in this segment lower than in any other segment, given that office buildings allow for an alternative use by various businesses. Accordingly, loans secured by office buildings accounted for 63.1% of our new commercial loans. 16.2% of our new lending commitments relate to retail space in local and regional shopping centers, hotels and restaurants secure another 15.4%. In this segment, we limited our lending activities to large hotels owned by international hotel chains with excellent reputation. The remaining share of our new commercial loans relates to industrial and logistics buildings, as well as other commercial properties.

Key parameters looked at when granting a commercial loan include the long-term stability of rental income and/or fixed rent step-ups, the credit quality and expertise of the investors, the ability of the tenants to meet their financial obligations over the long term and, finally, the (remaining) duration of the leases. Our analysis also covers the development of the

industries concerned, including macro- and microeconomic factors, the overall economic situation, the location and quality of the property and the property's potential for alternative use. Our risk assessment is completed by an outlook on future interest rate trends. In the period under review we rejected loan applications totaling €3.2bn (€1.7bn), which failed to meet our assessment criteria.
The loan extension ratio (i.e. the percentage of loans renewed on the repricing date) came to 59.8% (78.6%) in the period under review and dropped well below the level of previous years due to the early repayment of seven large commercial loans totaling €229m weighing down the overall ratio.

International real estate financing

New foreign lending commitments clearly below target. Following the exceptional performance in 2003 where we closed new loans totaling €1.3bn, new foreign lending commitments came to €242.6m in the reporting period.
Essen Hyp continued to focus primarily on commercial properties. €76.6m (€477.6m) of our new loans were granted in the United Kingdom, followed by the United States at €49.6m (€217.7m), France at €33.4m (€145.3m) and the Netherlands at €20.3m (€89.9m). With €45.1m, Canada was the only country where we topped the previous year's figure (€35.1m). Residential properties accounted for €17.6m (€34.3m) of the total volume of new loans. All are located in the United States. In the year under review we were operating in all target markets, generating, however, a far lower total volume of new loans.

Opening of our New York representative office. The opening of a New York representative office was in line with our strategy of further promoting our international real estate financing activities. The representative office will bridge the local markets and our German headquarters, and facilitate permanent personal contact with our customers, syndicate and bank partners. However, loan approval and the responsibility for managing the loans will remain with the headquarters.

New lending commitments 2004
International real estate financing
Breakdown by countries in %


The Netherlands 8.4
Office 100.0
Canada 18.6
Office 100.0
France 13.8
Retail 14.4
Hotels and restaurants 85.6
United States 27.6
Office 72.6
Hotels and restaurants 1.2
Apartment buildings 26.2
United Kingdom 31.6
Office 44.8
Retail 55.2

Total: €242.6m



Local presence on core markets

2004, we further extended our network of representative offices and are now present on all our core markets. In addition to Brussels, London and Paris our bank has opened a representative office in New York to ensure local presence in the **United States.**

New lending commitments 2004
International real estate financing
Breakdown by type of property in %


Apartment buildings
7.3
Hotels and restaurants
12.1
Retail
19.4
Office
61.2
Total: €242.6m

Germany – real estate financing

Targets exceeded due to portfolio acquisition – volume of new commercial loans stable. In 2004 the German market was the main pillar of Essen Hyp's real estate financing activities. The total volume of new commercial loans in Germany stood at €243.9m (€248.1m). These loans are mainly secured by office and administrative buildings, hotels and retail space.

We granted loans secured by detached and semi-detached houses, condominiums and apartment buildings totaling €1.5bn (€1bn) in 2004. Apartment buildings accounted for €110.3m (€139m), or 7.5%, of the total volume of new residential loans in Germany.

New lending commitments 2004
Germany

Breakdown by type of property in %


Apartment buildings
6.4
Office
8.6
Industrial
0.1
Retail
1.7
Hotels and restaurants
2.5
Other
1.4
Owner-occupied houses and condominiums
79.3

Breakdown by region in %


Residential properties East German Federal States
9.1
Commercial properties West German Federal States
14.1
Commercial properties East German Federal States
0.1
Residential properties West German Federal States
76.7

Total: approx. €1.7bn

The increase in our new lending commitments was above all due to the acquisition of a residential loan portfolio totaling €0.9bn. With the aim of keeping the sources of our new lending business more flexible, the option to acquire entire portfolios has always been a part of our strategy. We decided to buy the above-mentioned portfolio because of its excellent structure: the portfolio consists of home loans secured by owner-occupied houses and condominiums. Some 90% of these loans, which all have a loan to value of no more than 60% calculated on the lending value *(Beleihungswert),* are secured by properties located in the West German Federal States.
Commerzbank AG forwarded home loans totaling €0.5bn (€1bn). In accordance with our long-established system for the direct commitment of loans, Commerzbank staff committed new loans on behalf of our bank and on our account. These loans are granted in accordance with Essen Hyp's stringent evaluation and approval criteria. The administration of these new residential loans is the responsibility of an external service company. This procedure ensures a smooth and cost-efficient management of our home loans. In March and October 2004 Essen Hyp successfully launched special loan programs for financing owner-occupied houses and condominiums in cooperation with the Commerzbank AG. As the poor economic situation deterred many private customers from investing in real estate, we offered attractive loan terms as an incentive.

Total mortgage loan portfolio 2004

Breakdown by type of property in %


Apartment buildings
12.7
Office
23.4
Industrial
1.0
Retail
5.4
Hotels and restaurants
2.2
Warehouses and exhibition buildings
1.3
Other
3.3
Owner-occupied houses and condominiums
50.7

Breakdown by region in %


Residential properties East German Federal States
7.4
Commercial properties outside Germany
17.5
Commercial properties West German Federal States
17.1
Commercial properties East German Federal States
2.0
Residential properties outside Germany
0.4
Residential properties West German Federal States
55.6

Total: approx. €7.4bn

New loans granted in the East German Federal States totaled € 158.5m compared to € 198m in 2003. Of this figure, 98.5 % account for residential loans. The share of loans granted in East Germany in our total volume of new lending commitments was 9.2 % (16.3 %). This small share reflects our belief that the margins offered for transactions in the East German Federal States do not adequately cover the related risks.

Loans exceeding 60 % of the lending value *(Beleihungswert).* The percentage of mortgage loans which exceed the first three fifths of the property's lending value *(Beleihungswert)* as defined in the German Mortgage Bank Act *(HBG)* and which may therefore not serve as cover for our mortgage *Pfandbriefe,* was on average 14.7 % in 2004, ranging between a peak of 15.8 % in March and a low of 13.8 % in November. At the end of the year this percentage stood at 14.1 %. Accordingly, the share of these loans in our total loan portfolio was well below the 20 % upper limit permitted by law.

Implementation of the *MaK.* Essen Hyp has by now implemented most of the organizational changes needed to comply with the new requirements set out in the Minimum Requirements for Lending Operations *(MaK).* After completion of the procedures for an adjusted risk classification in accordance with Basel II, which have been launched at year-end 2004, Essen Hyp will meet all *MaK* requirements regarding the identification and management of risks. The existing loan portfolios and new lending commitments will then gradually be rated by applying the newly developed rating approach.

The implementation of these standards has been done in close cooperation with the Commerzbank AG. Accordingly, Essen Hyp participated in the '*MaK* Self-Assessment', which was carried out in all Group companies. This self-assessment included the answering of 400 specific questions and was aimed at reviewing the implementation of the *MaK* requirements from a qualitative point of view.

Percentage of loans exceeding 60 % of the lending value *(Beleihungswert)* pursuant to Section 5 (1) (2) of the German Mortgage Bank Act in %


20
upper limit permitted by law
15
14.1
10
5
0
2000
2001
2002
2003
2004

Essen Hyp's lending business in € m

	Portfolio				New lending commitments			
Total amount	69,833				17,035			
Public-sector lending	55,673				12,380			
of which: Germany		45,783				9,174		
of which: 0% risk weighting			29,888				4,996	
10% risk weighting			5,510				557	
20% risk weighting			10,385				3,621	
of which: international		9,890				3,206		
of which: 0% risk weighting			8,573				2,831	
10% risk weighting			0				0	
20% risk weighting			1,317				375	
Securities issued by other borrowers	6,794				2,699			
Real estate financing	7,366				1,956			
Residential properties		4,672				1,487		
of which: Germany			4,640				1,469	
of which: loans below 60% of the lending value				4,363[1]				1,401
of which: loans exceeding 60% of the lending value				277				68
of which: international			32				18	
of which: loans below 60% of the lending value				20				11
of which: loans exceeding 60% of the lending value				12				7
Commercial properties		2,694				469		
of which: Germany			1,411				244	
of which: loans below 60% of the lending value				1,075				191
of which: loans exceeding 60% of the lending value				336				53
of which: international			1,283				225	
of which: loans below 60% of the lending value				872				116
of which: loans exceeding 60% of the lending value				411				109

[1] including guaranteed loans totaling €17m



Quality as competitive advantage

The four Jumbos and Globals issued by Essen Hyp in 2004 were all oversubscribed within a short period of time. Investors in all parts of the world monitor our issuing activities, as they appreciate the quality and safety of our products. Hence, an increasing percentage of the total issuance volume is placed outside Germany. In 2004 we had the pleasure of welcoming our first investors from Malaysia, Papua New Guinea, Qatar and Turkey. Headed by **China** and Japan, Asia has become our third most important market.

Funding: Investor base widened

In 2004 the total volume of Jumbo *Pfandbriefe* outstanding dropped 3.4% to €395bn. However, Hypothekenbank in Essen AG decoupled from this trend: the total volume of our Jumbo *Pfandbriefe* outstanding rose to €39.1bn (€36.6bn), which gives us a 9.9% share (9%) of the total Jumbo market. Essen Hyp figures again amongst the major Jumbo issuers worldwide.
Investors continued to show great interest in Essen Hyp's large-volume *Pfandbriefe*. More than 50% of our Jumbo and Global *Pfandbriefe* issued in 2004 were placed with international investors. Other important pillars in our overall funding structure are our small-volume *Pfandbriefe*, tailored to the investors' requirements, our Commercial Paper Program and our Debt Issuance Program. Overall, Essen Hyp has a balanced funding mix.

Five large-volume issues. In 2004 Essen Hyp issued new Jumbo and Global *Pfandbriefe* totaling €8.3bn (€6.7bn). This figure encompasses four new Jumbo issues. The Jumbo issuance volume is split into three Jumbo issues adding up to €5bn and two Jumbo increases totaling €0.8bn. The remaining portion of the total issuance volume relates to a Global of €2bn and increases of an outstanding Global totaling €0.5bn. Compared to 2003, when Essen Hyp launched three new Jumbos and Globals, we further strengthened our position as an important *Pfandbrief* issuer in the period under review.
Our first two issues in 2004 were placed in the first quarter. In mid-January Essen Hyp launched a €2bn Jumbo, which was oversubscribed just one hour after opening the order book. This *Pfandbrief* was mainly ordered by European investors, while a smaller percentage was placed in Asia.
In March 2004 we issued another €2bn Jumbo *Pfandbrief*. Again, demand from international investors was high and 66% of the total issuance volume was allotted to investors outside Germany, in particular from Europe, Asia and the Middle East.
Our third Jumbo was issued in May. This €1bn public-sector *Pfandbrief* was marketed as 'European regional bank targeted public-sector covered bond'. Cooperative banks and savings banks were the sole distributors of this *Pfandbrief*. For this purpose, we cooperated with UNICO, an association of European cooperative banks, through which the *Pfandbrief* was sold to private investors, 54.4% was placed in European countries, such as France, Austria and Spain.
Our fourth *Pfandbrief* issue was a Global launched in November. 39% of the total issuance volume of €2bn was placed in Germany. Amongst our international investors, we welcomed for the first time investors from Malaysia, Papua New Guinea, Qatar and Turkey.
Our *Pfandbriefe* attracted investors from all over the world, as highlighted by the geographical distribution of all Jumbos and Globals issued by Essen Hyp since 1999. While 51.2% of the total volume of €47.4bn was placed in Germany, other European countries, and especially those in the euro area, accounted for

42.5%, Asia for 4.6% and North America for 1.7%. Banks, investment trusts and insurance companies are our chief investor groups. Given that our portfolio of mortgage loans eligible for cover is continually increasing, we additionally placed a € 1bn mortgage *Pfandbrief* in 2004.

Total issuance volume maintains its high level. In the period under review Hypothekenbank in Essen AG issued bonds totaling €28.3bn (€33bn). Public-sector *Pfandbriefe* accounted for € 14.1bn (€ 14.7bn) of this figure, while mortgage *Pfandbriefe* accounted for € 1.9bn (€ 1.2bn) and other bonds and notes not requiring cover for € 12.3bn (€ 17.1bn). The latter were partly issued as revolving credit facilities under our Commercial Paper Program and mostly used for short-term liquidity management. Sufficient liquidity was maintained at all times. Six of our issues are traded on the trading platform EuroCreditMTS. Currently 52 issues of German and international issuers are traded on this system.

Small-volume issues. In addition to our Jumbos and Globals, small *Pfandbriefe* catering to the individual needs of our investors have always been one of our prime funding instruments. Specific features, such as interest rates, terms to maturity and call options can be agreed individually. As a result, our business partners can make use of these *Pfandbriefe* to systematically optimize their return. In the period under review most of our small *Pfandbrief* issues ranged from €5m to € 100m with mid-range maturities. In total, we issued 228 small *Pfandbriefe* amounting to €2.8bn (€4.9bn) in 2004.

Commercial Paper (CP) Program. In 2004, the CP Program continued to play a key role in our overall funding strategy. It allows to issue short-term money market bonds in all major currencies and ensures swift and cost-efficient funding. In the period under review 258 (419) drawings totaling €6.9bn (€7.3bn) were made in EUR, GBP, USD, CHF and JPY. Average program utilization was € 1.8bn (€ 1.6bn). As of December 31, 2004 program utilization was € 1.8bn (€ 1.4bn).

Debt Issuance Program (DIP) – most papers structured as floaters. We use our €20bn Debt Issuance Program to raise medium- and long-term funds on the capital markets. The placement of the issues is in the hands of banks operating worldwide. In 2004, 84% of the papers issued under this program were structured as floaters. In addition to the drawings made in previous years, 18 (50) new drawings totaling €5.3bn (€7.1bn) in EUR and USD were made in 2004.

International placement of our Jumbo and Global *Pfandbriefe* since 1999 – breakdown by country



Country	in € m	in %
Andorra	15	0.03
Austria	1,572	3.32
Belgium	912	1.92
Bermuda	10	0.02
Brunei	25	0.05
Canada	5	0.01
China	905	1.91
Croatia	29	0.06
Cyprus	10	0.02
Czech Republic	5	0.01
Denmark	1,405	2.96
Finland	457	0.96
France	2,904	6.13
Germany	24,263	51.20
Greece	113	0.24
Hungary	239	0.50
Iceland	37	0.08
Ireland	471	0.99
Italy	3,014	6.36
Japan	845	1.78
Kuwait	32	0.07

Country	in € m	in %
Luxembourg	1,043	2.20
Malaysia	15	0.03
Monaco	14	0.03
Morocco	20	0.04
Netherlands	1,147	2.42
Norway	919	1.94
Papua New Guinea	5	0.01
Portugal	121	0.26
Qatar	30	0.06
Russia	80	0.17
Singapore	352	0.74
Slovakia	5	0.01
Slovenia	36	0.08
Spain	1,167	2.46
Sweden	487	1.03
Switzerland	1,643	3.47
Turkey	5	0.01
United Kingdom	2,241	4.73
United States	790	1.67
Total issuance volume	47,388	100.00

High number of stock market listings. In the financial year 2004 we introduced 90 (108) new issues with a total volume of €19.3bn (€16.6bn) on the Düsseldorf Stock Exchange. The total amount of bonds listed there was €56.9bn (€62.6bn). Two issues totaling €7bn (€7bn) are additionally listed on the London or Luxembourg Stock Exchanges. Moreover, 17 foreign currency and euro issues amounting to €2.4bn (€3.3bn) are solely listed on the Luxembourg, Paris or Zürich Stock Exchange.

We set great store in the prompt listing of our issues. In Germany this is facilitated by a master listing agreement with the Düsseldorf Stock Exchange. Furthermore, we attach particular importance to mark-to-market secondary market making for the benefit of our investors and to ensure the liquidity of our bonds. As far as our Jumbo and Global *Pfandbriefe* are concerned, our market makers and co-leads quote mark-to-market prices within fixed bid-offer spreads at any time.

Outstanding *Pfandbriefe* and bonds issued by Essen Hyp
as at year-end in € bn



62
56
60
63
52
60
50
40
30
20
10
0
2000
2001
2002
2003
2004
Mortgage *Pfandbriefe*
Public-sector *Pfandbriefe*
Other bonds and notes

Balance sheet total

Balance sheet total close to €80bn. As of December 31, 2004 Essen Hyp's balance sheet total stood at €79.5bn (€74.3bn). At 6.9%, the growth of our balance sheet total exceeded the previous year's growth rate. One reason for this gratifying performance is that we were able to expand our capital market activities in accordance with our targets and forecasts in the period under review. Real estate financing also contributed to balance sheet growth.

Development of important balance sheet items in € bn


80
70
60
50
40
30
20
10
0
34.8
33.1
25.9
31.9
5.8
7.3
56.4
58.4
74.3
79.5
Public-sector loans
Bonds and other fixed income securities
Mortgage loans
Securitized liabilities
Balance sheet total
2003
2004

Development of balance sheet total in € bn


80
70
60
50
40
30
20
10
0
17.7
79.5
1995
1996
1997
1998
1999
2000
2001
2002
2003
2004

Ratings

Three times triple A for our public-sector *Pfandbriefe*. Standard & Poor's and FitchRatings reconfirmed the best possible rating, triple A, for our public-sector *Pfandbriefe*. Moody's started its rating review in 2004, using a new rating approach. Having completed this review in mid-February 2005, Moody's also upgraded the rating for our public-sector *Pfandbriefe* to Aaa. Essen Hyp's public-sector *Pfandbriefe* are now again rated triple A by all major rating agencies.

Triple A for our mortgage *Pfandbriefe*. Thanks to the gradual increase of our mortgage loan portfolio we are now able to issue mortgage *Pfandbriefe* at larger volumes, in addition to our traditional Jumbos and Globals. So far our mortgage *Pfandbriefe* have only been rated by Moody's. However, we consider their Aa2 rating not adequately reflecting the quality of our mortgage loan portfolio. FitchRatings confirmed this position in 2004 when they assigned our mortgage *Pfandbriefe* an AAA rating.

Counterparty ratings basically unchanged. Standard & Poor's and Moody's reconfirmed Essen Hyp's long-term counterparty rating of BBB+ and A2, both assigned in 2003. FitchRatings, however, improved their rating of A– by changing the outlook from 'stable' to 'positive'.

Overview of ratings as of February 17, 2005

	FitchRatings	Standard & Poor's	Moody's
Public-sector *Pfandbriefe*	AAA	AAA	Aaa
Mortgage *Pfandbriefe*	AAA	not rated	Aa2
Long-term counterparty rating	A–/outlook positive	BBB+/outlook stable	A2/outlook stable
Short-term counterparty rating	F2	A–2	P–1
Notes issued under the Debt Issuance Program			
– Senior unsecured debt	not rated	BBB+	A2
– Subordinated debt	not rated	BBB	A3
Commercial Paper Program	not rated	A–2	P–1

Relationship Management

Meeting investors in all parts of the world. We promoted the placement of our issues with international investors by hosting roadshow presentations in many parts of the world. Once again, we were proud to introduce Dr. Helmut Kohl, the former Chancellor of the Federal Republic of Germany, as guest speaker for our roadshow presentations in Milan, Budapest, Frankfurt/Main, New York and Boston. Each of these events, during which the members of our Board of Managing Directors presented our bank, its products and services, was attended by some 400 investors, capital market experts, businessmen and guests from trade and industry, state and local governments, cultural life and the public. The presentations focused on the quality and safety of our investment products, the two decisive factors for investors' trust.

Similarly, we presented Essen Hyp to investors in Tokyo, Seoul, Hong Kong and Singapore during our Asian roadshow in March 2004, and had investor meetings in the Middle East and, for the first time, in India.

Our roadshows mirror our philosophy of pursuing a transparent business policy. Personal contact and bilateral meetings have always played a key role in our activities. We are convinced that providing our capital market partners with detailed information about our business activities and products is pivotal to establish and maintain business relationships based on mutual trust. Keeping this in mind, we have been able to establish new investor contacts and to further intensify our existing investor relations in the period under review.

Transparency policy

Detailed disclosure builds trust. Guided by this principle, we have been maintaining and improving our website for many years. Information about our business activities is available to investors at www.essenhyp.com at all times. The Essen Hyp website includes detailed information about the composition of our public-sector cover pool, our non-cover loans and our real estate financing activities. The figures are broken down according to various criteria and updated monthly or quarterly. Based on the information provided, investors and credit analysts can carry out their individual credit research. Our web presentation fully meets the transparency requirements of the 'Code of Conduct' for Jumbo *Pfandbrief* issuers, agreed upon by the members of the Association of German Mortgage Banks *(VDH)* in 2003. This Code contains voluntary rules of conduct and disclosure requirements for mortgage banks.

Furthermore, Essen Hyp voluntarily adopted the Corporate Governance Code which promotes the trust of investors, customers, employees and the general public in the management and supervision of listed companies. As this approach is in line with our transparency policy, Essen Hyp voluntarily publishes a Corporate Governance Code, even though our shares are not listed on a stock exchange. The Corporate Governance Code and the Declaration of Compliance in accordance with Section 161 of the German Stock Corporation Act *(AktG)* are included in this Annual Report starting on page 108.

Earnings: Tenth increase in a row

Interest income hit record level of €244m. In the period under review Essen Hyp further increased profitability. At year-end 2004 our net interest income climbed to the record level of €243.8m (€222.8m), a 9.4% increase year-on-year.
One important reason for this trend is the expansion of our mortgage loan portfolio, which paves the way for augmenting and stabilizing our interest income over the long term. The simultaneous reduction in interest expenses is attributable to the overall favorable development of interest rates in 2004, combined with a decrease in funding costs, which we partly ascribe to our comprehensive relationship management.

Net interest and commission income rose 10% to €234.8m (€213.5m). Net commission expenses decreased slightly from €–9.3m to €–9m. Due to the decrease in our international real estate financing activities, commission income dropped below the previous year's figure. However, this was more than compensated by the decrease in commission expenses in our home loan segment. Commission expenses include fees paid for the brokerage of home loans totaling €8m (€9.4m).

Operating expenses increased. General operating expenses rose €12.2m to €37.7m (€25.5m). This figure includes personnel expenses of €13.7m, an increase of €1.6m, mainly attributable to the recruitment of additional staff for the expansion of our international real estate financing activities and the implementation of internal rating procedures in accordance with Basel II.

Other administrative expenses, including depreciation on tangible assets, rose €10.6m to €24m (€13.4m), attributable primarily to an increase of the depreciation on tangible assets of €10.8m to €13m. This item includes depreciation on two properties taken over by the bank to prevent losses and transferred from current to fixed assets. These two properties were written down to their current value, with depreciation totaling €10.4m.
The residual amount of other administrative expenses (€11m) is slightly below the previous year's level (€11.2m). This figure includes the cost of marketing activities, in particular the extensive international roadshow presentations. However, we consider these expenses to generate additional benefits, for instance in terms of lower interest expenses. Also included in this figure are non-recurring expenses relating, for instance, to the licensing and official opening of the New York representative office.

Net other operating income and expenses was €–4.3m (€0.5m) at the end of the period under review. This decline was mostly due to the recalculation of the value of certain properties taken over by the bank to prevent losses and shown in the current assets. Expenses for the administration of our home loans by external service providers are also included in this item. The operating result before provision for possible loan losses rose to €192.8m, an increase of €4.3m compared to the €188.5m recorded at year-end 2003.

Provision for possible loan losses reflects Essen Hyp's conservative risk policy. Compared to the previous year, Essen Hyp cut back its provision for possible loan losses by €7.8m from €72m to €64.2m. In the period under review we again thoroughly assessed our mortgage loan portfolio, to ensure long-term protection from real estate financing risks. In the light of the difficult overall conditions on the international real estate markets, we increased our risk provisions for this segment to €53.3m (€31m). Based on our total mortgage loan portfolio of €7.4bn (€5.9bn in 2003) this corresponds to a percentage of 0.7%, an increase of 0.2 percentage points compared to the 0.5% posted in the previous year.
The operating result before tax amounted to €128.6m, up from €118.6m reported in the previous year.

Net income at record level. In the financial year 2004, Essen Hyp generated a net income of €91m, topping the previous year's result of €81.2m by €9.8m. This figure results from an 8.4% increase in our operating result and the deduction of tax expenditures amounting to €37.6m (€37.4m).

Breakdown of Essen Hyp's results (year-on-year)

	2004 in € m	2003 in € m	Change in %
Interest and other current income	3,012.1	3,000.8	+0.4
– Interest paid	2,768.3	2,778.0	–0.3
= Net interest income	243.8	222.8	+9.4
– Net commission expenses	9.0	9.3	–3.2
= Net interest and commission income	234.8	213.5	+10.0
– Personnel expenses	13.7	12.1	+13.2
– Other administrative expenses	11.0	11.2	–1.8
– Depreciation on tangible assets	13.0	2.2	+490.9
= Partial operating result	197.1	188.0	+4.8
+ Net other operating income and expenses	–4.3	0.5	–960.0
= Operating result before provision for possible loan losses	192.8	188.5	+2.3
– Provision for possible loan losses	64.2	72.0	–10.8
+ Income from selling securities treated as assets	0.0	2.1	—
= Operating result	128.6	118.6	+8.4
– Tax expenditures	37.6	37.4	+0.5
= Net income	91.0	81.2	+12.1

Sources and use of earnings in € m


244
223
225
200
175
150
125
100
75
50
25
0
0 4
9 9
12 14
14 24
70 64
37 38
81 91
Net interest and commission income
Net other income and expenses
Net commission expenses
Personnel expenses
Other administrative expenses
Provision for possible loan losses[1]
Tax expenditures
Appropriation of profit
Sources of earnings
Use of earnings
2003
2004

[1] including income from the sale of securities treated as assets

Development of the net income in € m


91.0
90
80
70
60
50
40
30
20.5
20
10
0
1995
1996
1997
1998
1999
2000
2001
2002
2003
2004

In 2004 we met our target of keeping the return on equity above 14%. Return on equity after tax, calculated on the average of reported capital and reserves held over the year, came to 14.3% at year-end 2004 (14.1%). The simultaneous improvement of our cost income ratio to 11.7% compared to 12% in 2003 reflects Essen Hyp's efficiency and flexibility. Special write-offs on properties taken over by the bank to prevent losses were not taken into account in this calculation. Due to the transfer of these properties from current to fixed assets, these special write-offs augmented the other administrative expenses shown in our profit and loss account by €10.4m.

The commitment of capital to assets remained unchanged in the period under review. On the balance sheet date, the total capital ratio according to *Grundsatz I* was 12.3% (12.3%). As in the previous years, this figure is well above the statutory minimum level of 8%. Essen Hyp's core capital ratio improved to 6.4% (6.2%). This figure, too, clearly exceeds the 4% minimum required by law, further approaching our objective to improve our core capital ratio to 7% over the medium term.

Report on affiliated companies

We have been notified that Commerzbank AG, Frankfurt am Main, continues to hold 51% of our equity capital, and thus a majority stake. Pursuant to Section 312 of the German Stock Corporation Act *(AktG),* the Board of Managing Directors has drawn up a report on the bank's relationship with affiliated companies for the period under review. This report ends with the following declaration: "According to the circumstances known to us at the date on which the company entered into transactions with affiliated companies, our bank received adequate consideration for every such transaction. The company neither undertook nor refrained from undertaking any measures on behalf of, or at the instigation of affiliated companies."

Succeeding in a challenging market environ

When granting real estate loans, we have always focused on compliance with our strict guidelines for lending operations and not on potential loan volume. Hence, we keep a close eye on market developments. Some real estate markets, especially in Europe, went through a depression during the past few years. It was only in 2004 that these markets bottomed out or even showed first subtle signs of recovery. However, there was also some good news: the **French** real estate market took the leading role – a market in which Essen Hyp has been operating for years, translating promising financing opportunities into tangible business results.

Future prospects

Economic outlook

Global economic recovery is under way. In 2005 global economic growth is set to continue, albeit at a somewhat slower pace. With a projected economic growth rate of almost 4%, the United States will keep its role as the engine of global economic recovery. A slight pick-up in unit labor costs, combined with other inflationary pressures, is set to trigger an increase in consumer prices. Therefore we expect the Federal Reserve to significantly hike its federal funds target rate by the end of this year. Along with the global trend the Japanese economy is set to lose some of its momentum, without, however, slipping back into a deep recession as was the case in the 1990s. The end of deflation in Japan is in sight. Nevertheless, we assume that the Bank of Japan will adhere to its zero-interest policy.

The appreciation of the euro will slow economic growth in the euro area and particularly in Germany. Combined with moderate wage increases, the euro appreciation will push inflation in the euro area clearly below 2%. Accordingly, we do not expect the ECB to increase key interest rates earlier than at year-end 2005, if at all.

Corresponding to our forecast of rising U.S. yields, yields in the euro area are also expected to increase. However, given that the German bond market will not entirely follow the U.S. lead, we project a widening of the yield spread of U.S. Treasuries over Bunds.

Further stabilization of real estate markets. 2005 will see the beginning of an improvement in the real estate markets. However, a full turnaround will not take place before 2006. In Germany, asking rents for office space are expected to slip marginally in 2005, whereas vacancy rates are set to remain stable or even edge down slightly. The oversupply of available space will hamper a more solid recovery. Asking rents for retail space are projected to increase slightly in 2005, with the main focus, however, being on prime locations. Prices for residential properties are set to increase as from year-end 2005. Until then, construction activity will remain depressed. Until 2006 the ratio of newly constructed residential properties to existing residential properties is expected to clearly remain below the 1% mark.

Rents on the French real estate market are expected to stabilize in 2005. Rents on the London market will maintain their present levels or, at most, increase slightly. During this consolidation phase, demand for available space in 2005 is expected to remain stable, with vacancy rates decreasing slightly. Turning to the United States, market participants hope that the real estate markets will continue to recover, a trend that started in 2004 with a stabilization of rents and vacancy rates and a pick-up in leasing activity. Further, the market absorbed newly delivered space more quickly, which also makes us feel more positive. However, the consolidation phase will have to last at least two years before, starting in 2006, markets will be back at full strength.

Public-sector lending

Focus on international markets. We plan to further expand our public-sector lending activities in 2005. Our main focus will be on the granting of loans to foreign public-sector borrowers, to be ready for the expected changes of the legal framework within which the German mortgage banks operate. Furthermore, we will continue our active spread management and replace bonds and notes falling due. The overall objective is to continually optimize our entire loan portfolio.

Real estate financing

Moderate increase of our loan portfolio. We are committed to continually increase our mortgage loan portfolio. In 2005 we intend to generate a higher volume of new loans on the international real estate markets than in 2004. We will continue to focus on our target markets, i.e. the United Kingdom, the United States, France, the Benelux countries and Canada. The aim is to further diversify our loan portfolio in terms of property types and regions. This diversification of risks will ensure that market fluctuations in the individual real estate markets will have a lesser impact on our overall performance. In addition, we will continue to build up our expertise in terms of country-specific market and legal issues, as this will enable us to break into new markets. Our business target for the German market is lower than the volume of new loans generated in 2004, given that the 2004 result is, to a considerable extent, attributable to the acquisition of an entire loan portfolio. Even though we leave this option for 2005 open, portfolio acquisitions do not form an integral part of our business plan. As before, the granting of home loans is an important pillar of our overall business strategy.

Funding

Four Jumbo issues planned. Apart from issuing small-volume *Pfandbriefe,* Essen Hyp will again tap the Jumbo and Global market in 2005. We currently plan four large issues. Provided that the overall market environment is in line with our expectations, we would like to launch one issue per quarter. We are confident that the quality of our *Pfandbriefe* will convince investors despite the growing number of products similar to the *Pfandbrief* issued in other European countries.

Balance sheet total

Growth set to reach the level of 2004. Based upon our forecasts of economic and capital market developments, and in view of our targets for public-sector lending, real estate financing and funding, we expect our balance sheet to grow at about the same pace as in 2004, provided that the expected abolishment of the limit on the total volume of bonds and notes outstanding will not have any major impact on our balance sheet total in 2005. This limit should cease to apply upon the implementation of the new *Pfandbrief* Act.

Income and expenses

Stabilization of earnings. Based on our risk asset projections, we expect to report a further increase of our operating result in 2005. At the same time, we plan to keep our cost income ratio at its current level and once again report a return on equity after tax of around 14%.

Relationship management

Winning new investors while cultivating existing business relationships. In 2005 we will continue to convince new investors in Germany and abroad of the performance of Essen Hyp and the quality of its investment products. As a consequence we continued our series

of roadshows with Dr. Helmut Kohl, visiting Stockholm and Moscow at the beginning of 2005.
In preparation for our new issues, we will host additional presentations and investor meetings outside Germany. These will take us to Austria, Switzerland, the United Kingdom as well as to Southern and Eastern European countries. We also plan to meet investors in Asia, the United States and Canada. Finally, we are committed to further strengthening the relationships with our new investors in the Middle East.

4th Capital Market Conference – gathering of international financial experts in Essen. Essen Hyp expects to welcome some 400 capital market experts, analysts, investment specialists, economists and investors from all around the world to its 4th Capital Market Conference in Essen on June 15 and 16, 2005. Topics to be discussed during this Conference include current market developments and new trends in securitization. At the same time, the Capital Market Conference emphasizes our commitment to the *Pfandbrief* as a successful investment product in the future.

Changes in the legal framework under way

The new *Pfandbrief* Act – benefiting from new opportunities while defending our position as a market leader. The forthcoming new *Pfandbrief* Act will enable the German mortgage banks to grasp new business opportunities. At the same time, however, universal banks will be granted the right to issue *Pfandbriefe*. Thanks to the strict provisions of the *Pfandbrief* Act, the high quality standards of the *Pfandbrief* will be upheld. Upon implementation of the new legislation, the specialist bank principle, as defined in the German Mortgage Bank Act *(HBG)*, will cease to exist. The new Act is a symbol of the ongoing modernization of the *Pfandbrief* legislation. We expect the *Pfandbrief* Act to enhance our room for maneuver and screen the markets for new business opportunities that are in line with our strategic focus. Our current efforts will be backed by another two expected changes in regulation: the deletion of the upper limit for foreign public-sector and mortgage loans in our cover pools, granted in EU member states, and the abolishment of the upper limit on the circulation of bonds and notes outstanding, which currently limits balance sheet growth to 60 times the liable capital.

Interview with Dr. Louis Hagen, General Manager of the Association of German Mortgage Banks *(VDH)*, on the restructuring of the *Pfandbrief* legislation in Germany

The *VDH* welcomes the new *Pfandbrief* Act

On July 18, 2005, the new German *Pfandbrief* legislation is set to come into force. The present laws, i.e. the Mortgage Bank Act *(HBG)* for private issuers, the Act Relating to *Pfandbriefe* and Similar Instruments Issued by Public Credit Institutions *(ÖPG)* for credit institutions governed by public law and the Ship Bank Act governing the issuance of ship *Pfandbriefe,* will be replaced by a uniform *Pfandbrief* Act. Under the new *Pfandbrief* legislation, all German credit institutions will be entitled to issue *Pfandbriefe,* providing they comply with the requirements laid down in the Act.

Dr. Hagen, how do the private mortgage banks feel about the forthcoming new *Pfandbrief* Act?
They approach the new *Pfandbrief* legislation full of expectation but also with some skepticism. In agreeing to abandon the specialist bank principle, the private mortgage banks have paid a high price for the new legislation. From the mortgage banks' point of view, the specialist bank principle has been one of the key elements of the quality of the *Pfandbrief.* Since the implementation of the German Mortgage Bank Act, not a single investor has lost money with *Pfandbriefe.* This is a unique track record. Therefore we have to make sure that the price paid in terms of the abolition of the specialist bank principle will be made up for by adequate compensatory quality measures.

Nevertheless, the private mortgage banks, on their own initiative, advocated a uniform *Pfandbrief* Act even before the legislative procedures were started – why?
Because the mortgage banks are not doggedly protecting the rights they have acquired. We chose to take the initiative, knowing that the system of state guarantees for credit institutions governed by public law will be abolished in mid-July 2005. Accordingly, there will be no further justification for having softer requirements for *Pfandbriefe* issued by public-law credit institutions than for those issued by private banks. From the markets' point of view, there was a certain risk that the abolition of the Guarantee and Maintenance Obligation *(Gewährträgerhaftung und Anstaltslast)* would result in

different quality standards for *Pfandbriefe* issued in accordance with the Act relating to *Pfandbriefe* and Similar Instruments Issued by Public Credit Institutions and those issued in accordance with the Mortgage Bank Act. This would have caused a split of the *Pfandbrief* market, which would have been harmful to the market as a whole. At the same time, the majority of State Banks *(Landesbanken)* refused to establish their own mortgage banks for issuing *Pfandbriefe* in accordance with the Mortgage Bank Act. As a result, the private mortgage banks decided it was time to move on.

What proposals did you submit?
It was crucial to make sure that the excellent and internationally appreciated safety standards of the *Pfandbrief* were maintained right into the future, while also preserving the high name recognition which investors currently have. This is why our member institutions felt that it was necessary to keep to the high standards of the Mortgage Bank Act, which have already proved their worth, while adding new features to increase the quality standards as a compensation for abolishing the specialist bank principle. These new features include strict licensing procedures, a professional risk management of the cover pools and a certain self-control by the markets through strict transparency requirements. In this context, we benefited from the fact that, at the instigation of the mortgage banks, the most recent amendment of the Mortgage Bank Act provided for an even better protection of the cover pools in case of a mortgage bank's insolvency. Thanks to a continued dialogue with the responsible government authorities, our proposals have been incorporated into the draft of the new *Pfandbrief* Act.

To sum it up: the mortgage banks welcome the draft of the new *Pfandbrief* Act, which was presented by the Federal Government on October 13, 2004?
Yes, absolutely. Apart from some necessary changes that still need to be made, we believe that this is a modern and well-structured law, which will prepare the ground for promoting the competitiveness and growth of the *Pfandbrief* market and support the continuation of the *Pfandbrief's* success story.

What do you mean by 'necessary changes'?
The most important issue that needs to be looked at again is the fact that mortgage loans secured by properties in the United States, the world's biggest real estate market, are not eligible to serve as *Pfandbrief* cover. In view of a further risk diversification of the cover pools and taking into account the huge earnings potential inherent in this market, this issue is right on top of our agenda. However, it seems that a provision reflecting our position might be included.
In addition to this, the transparency requirements provided for in the draft are not strict enough. This applies particularly to the cover pools of mortgage *Pfandbriefe.* I assume that the public is more interested in information about problem loans in real estate financing than in public-sector lending. This is why I believe that it does not make much

sense to provide information on interest in arrears for public-sector loans only. A breakdown of the mortgage loans serving as cover not only by country but also by regions within each country would also be of interest to investors. The strict legal requirements regarding the issuers' risk management only make sense if all figures that are relevant to the markets are published in good time, as this allows market participants to assess the structure and quality of the cover pools. Market discipline, based on transparency, will then become a key element in assuring quality.
Finally, it goes without saying that proposals for changes which would result in the abandoning of proven safety standards or which are not in line with applicable EU Directives, must be firmly rejected. I am referring for instance to the proposal to permit an inclusion of Mortgage Backed Securities or *Pfandbriefe* into the cover pool or to soften the conservative methods for determining the lending value *(Beleihungswert)*.

The draft of the new Act presented by the Federal Government sets out detailed requirements for the management of the risks inherent in the cover pools. Compliance with these requirements will be the prerequisite for being allowed to issue *Pfandbriefe*. The Federal Council *(Bundesrat)*, however, considers that these requirements are an unnecessary administrative burden. What does the *VDH* think?
There is no free lunch. These risk management requirements are a key element of the quality assurance measures, which are meant to compensate for the abandoning of the specialist bank principle. It is mandatory that a *Pfandbrief* issuer continually assesses, manages and monitors the risks inherent in the cover pools. The credit quality of the *Pfandbrief* is based on the fact that, in the case of an issuer's insolvency, interest and principal payments to the *Pfandbrief* creditors will be made when due from the cover assets reserved for this purpose. This requires, however, that the cover assets are, at all times, managed separately as set out by law. Especially in the case of universal *Pfandbrief* banks, the risk profile of the *Pfandbrief* cover assets substantially differs from that of other bank assets. The risk management requirements are also reflected in the rating approaches applied. Analyzing the cover assets and the management of the inherent risks by the issuer has become a key element in the rating approach of the three leading rating agencies.

The Federal Council also suggested permitting the inclusion of *Pfandbriefe* into the cover pool in excess of the currently applicable 10% limit.
The mortgage banks firmly reject this proposal. An unlimited number of *Pfandbriefe* in the cover pool could result in an artificial inflation of the total issuance volume and open the door to mere arbitrage transactions. This would be detrimental to a healthy *Pfandbrief* market, putting off the investors who have been won by the mortgage banks.

In addition to this, EU competition laws would require that not only *Pfandbriefe* but also *Pfandbrief*-like products from other countries be eligible for cover. This would end up in the dilution of the *Pfandbrief*. Eventually, advantages, such as reduced capital requirements and broader opportunities to place *Pfandbriefe* with institutional investors would be lost. To sum it up: the current legislation which allows up to 10% of the cover pool to consist of *Pfandbriefe* as claims on banks, is absolutely sufficient.

Similar to the Mortgage Bank Act, the new *Pfandbrief* Act requires that the lending value *(Beleihungswert)* is established for all assets prior to their inclusion in the cover pool. However, some public-law credit institutions would like to use other valuation approaches for existing cover pools. What do you think?
To be quite clear: anyone who calls for a softening of the existing provisions on determining the lending value, puts at stake a key element in the success story of the *Pfandbrief*. The concept of the lending value has proved its value as the main pillar in assuring the quality of mortgage *Pfandbriefe*. It protects the value of all claims secured by mortgages from speculative market price fluctuations. I cannot think of any other valuation approach which would equal or top this concept in terms of quality. This is why it is absolutely essential to adhere to the lending value, also for existing cover pools. The proposal of making lump-sum deductions from the market value will not produce reliable and sustainable results. The only issue which we would be prepared to negotiate on in this context is whether, and under what conditions, issuers governed by public law might be permitted to retroactively determine the lending value of their existing cover assets within a predefined transitional period.

How do *Pfandbrief* investors see the changes in the *Pfandbrief* legislation?
It is amazing to what extent analysts and investors support the proposals of the *VDH*. On the one hand, this is clear proof of the close relationships between mortgage banks and investors. On the other hand, this should encourage the legislature to prevent any detrimental changes to the draft of the legislation. An Act that weakens the *Pfandbrief* and pulls investors off, would be disastrous for Germany's financial market.

What position will the *Pfandbrief* have amongst its European peers once the new Act has taken effect?
Thanks to the successful internationalization strategy of the mortgage banks, the *Pfandbrief* fuelled a genuine covered bond boom. However, this went hand in hand with increasing competition in winning investors' trust. So far the *Pfandbrief* has defended its leading position in this bond market segment and the mortgage banks are determined to keep their leading role in shaping the covered bond market.

Many investors and analysts consider the special supervision of mortgage banks by the Federal Financial Supervisory Authority *(BaFin)* one of the most important quality assurance measures. Related to this, the *VDH* calls for the establishment of a specific competence center within the *BaFin* to supervise all future *Pfandbrief* issuers. Why?

As opposed to uncovered bonds, a key characteristic of the *Pfandbrief* market are the extremely narrow spreads of the individual *Pfandbrief* issuers compared to each other, reflecting the homogeneity of the market. A uniform and standardized supervision by one single competence center within the *BaFin* that is responsible for all types of banks is absolutely crucial for preserving the high quality of the *Pfandbrief.* Tasking several departments with banking supervision might result in different standards and practices of banking supervision. I am certain that this is not in the interest of any of the parties involved.

Does the abolishment of the specialist bank principle mean that the specialist banks will disappear from the markets?

Not at all. First, mortgage banks have an important function in financing the public sector and the German real estate market. Recording a 42% market share, they are the most important lender to the public sector in Germany, followed by the State Banks *(Landesbanken)* at 28%. Additionally, with a market share of 21%, mortgage banks rank second in granting home loans, only topped by the savings banks, which record a market share of 27%. In the segment of commercial real estate loans, mortgage banks are even ahead of the field, posting a market share of 38%. In addition to this, mortgage banks benefit from their high degree of expertise and their lean organizational structures, which can both be ascribed to legislation forcing them to specialize in public-sector lending and real estate financing. Hence, mortgage banks have the necessary know-how and flexibility to respond to a changing market environment. As far as funding is concerned, mortgage banks as frequent issuers have built up a high degree of expertise and an excellent reputation. Name recognition and trust are important qualities on the capital markets – mortgage banks have worked hard to earn both. Taking these factors into account, I believe that the reintegration of a mortgage bank into its parent company should only be envisaged after careful consideration. As specialist banks, the mortgage banks focus on their core business segments. This is a competitive edge the parent company should not readily give up. Even more, the reintegration of staff, organizational structures and IT systems would be extremely complex and time-consuming, which would make it difficult to actually benefit from potential scale effects and cost savings. And finally, compliance with the high requirements placed on issuers, as set out in the new *Pfandbrief* Act, will not be available for free.

Does this mean that there will be no changes in the mortgage bank sector? No further consolidation?
Changes keep coming all the times. However, there are many signs indicating that the mortgage bank sector will not be affected by so many changes. Although mortgage banks are legally permitted to carry out all types of banking business as from mid-2005, they will presumably only take up new activities if and to the extent that this makes sense in terms of complementing their core business activities and opening up new earnings opportunities. Each mortgage bank will find its own way to do so. Specializing in public-sector lending and real estate financing will remain a promising business strategy, simply because it makes sense from an economic point of view.

How will the new *Pfandbrief* Act impact your Association's activities?
Of course, the *VDH* will adjust its structures and tasks to the new challenges. We intend to become the first association representing all types of credit institutions issuing *Pfandbriefe*. With the change of our name to Association of German *Pfandbrief* Banks *(VDP)*, we will accept all *Pfandbrief* issuers as members. The *VDP* will act as a competence center, aiming at strengthening the *Pfandbrief's* position on the global markets and representing the interests of its members in the law-making process, as well as vis-à-vis the *BaFin*, the rating agencies and other market participants. We will point the way to the future on the capital markets, and on the international markets in particular, if all *Pfandbrief* issuers prove their commitment to the *Pfandbrief* by becoming active *VDP* members.

Thank you very much for this interview.

(This interview was recorded on January 31, 2005.)



Excellent market position opens new opportunities

Scandinavian investors have always figured amongst the buyers of our Jumbos and Globals. In the past five years most of our bonds sold in this region of Europe were placed with **Danish** investors. However, we believe that there are also promising business opportunities in Finland, Norway and Sweden.

Risk report

The management of Hypothekenbank in Essen AG is responsible for adding value to the bank while ensuring efficient control mechanisms. In our opinion, there is no conflict between adding value and efficient monitoring and control mechanisms – indeed, these mechanisms form an integral part of the value creation process. Efficient risk management and controlling is the key to assure the sustainability of the value added. The identification, quantification and management of all risks relevant to our bank is mainly governed by regulatory provisions. Mortgage banks are specialist banks and as such subject to additional regulations laid down in the German Mortgage Bank Act *(HBG)* and the relevant directives issued by the Federal Financial Supervisory Authority *(BaFin)*. Compliance with these regulations, as well as the obligation to meet the ever-increasing requirements of market participants, necessitates an efficient risk management and characterizes modern mortgage banks.

Risk monitoring system

Essen Hyp has a sophisticated risk monitoring system in place. This risk monitoring system is described in detail in several electronic organizational manuals. These manuals have been summarized in a generic description of the systematic as an overall reference.

Risk categories

Essen Hyp defines the term 'risk' as a possible loss resulting from unexpected changes which might lead to adverse deviations from the bank's projected asset development, and from its financial and earnings performance. Market, liquidity, credit and counterparty risks, as well as operational risks are the most important risk categories for Essen Hyp.

- Market risks hold the danger of losses resulting from adverse changes in prices or price-influencing parameters. Interest rate risks are by far the most important risk category for Essen Hyp. Establishing the total of possible overnight losses constitutes the main aspect of our risk analysis. We also determine the exposure to losses for longer holding periods. Adequate hedging transactions eliminate currency risks.
- Liquidity risks hold the danger that, in the case of illiquid markets, contractual payment obligations cannot be met in a timely manner or not at all, or that due to market disturbances or an insufficient market depth, trades either cannot be closed or processed, or if so only with losses.
- Credit and counterparty risks consist in the partial or total failure of any of our business partners to fulfill their obligations under a legally binding contract.
- Operational risks are defined as the danger of losses resulting from inadequate or defective internal processes and systems, human or technical failures, or from external events. Legal risks resulting from the legal framework, legal actions or contracts are also included in our definition of operational risks.

Risk management under two different accounting standards

Annual accounts in accordance with both *HGB* and IAS/IFRS. Hypothekenbank in Essen AG prepares its annual accounts in accordance with the provisions of the German Commercial Code *(HGB)*. However, as the consolidated annual accounts of the Commerzbank AG are prepared pursuant to the International Accounting Standards / the International Financing Reporting Standards (IAS/IFRS), we are in addition required to compile annual accounts in accordance with IAS/IFRS.

In contrast to German commercial law, risk management under IAS/IFRS focuses on market values. Therefore, derivatives and loans not originated by the bank are reported at market value because the Commerzbank Group does not use the category 'held to maturity'.

Whether or not changes in the market value affect the bank's net income depends on their classification on the balance sheet. Due to this partial reporting at market value (the so-called 'mixed model') we were required to split our interest rate book into different portfolios for corporate management purposes. This enables us to manage and keep potential effects on our balance sheet under IAS/IFRS within the scope of predefined limits. We measure our performance under IAS/IFRS on a daily basis in order to show the potential effects of asset and liability management measures.

Risk management structure – tasks and responsibilities. The risk management policies of Essen Hyp have been decided by its Board of Managing Directors in accordance with the Commerzbank Group's guidelines. These policies form the basis of our risk management and control system.

Essen Hyp has been closely cooperating with its parent company, the Commerzbank AG, in the field of risk controlling for years. This cooperation includes, in particular, the submission of daily reports on balance sheet and off-balance sheet items, as well as the reporting of credit and market risks to our parent company. The aim is to ensure coherent risk management and controlling throughout the Group.

The general conditions agreed upon by the Board of Managing Directors determine that risks may only be taken within a predefined risk framework and in accordance with applicable law. The Board of Managing Directors established a system of risk limits, including a stop loss limit, taking into account the amount of available capital and the bank's earnings performance, as well as the risk management requirements of the Group as a whole.

Accordingly, any changes relating to limits and limit systems require the approval of the Commerzbank's Central Risk Control Unit (ZRC) prior to a decision by our Supervisory Board and our Risk Committee.

As Essen Hyp is integrated in the Commerzbank AG's daily reporting system, we receive feedback from the ZRC regarding our risk positions in addition to our own calculations. This helps us to further validate our risk models.

In 2005 our risk management will be linked even closer to that of the Commerzbank AG via several Group projects, including those relating to the implementation of Basel II, which were started as early as 2004.

A separate project aiming at a uniform calculation and presentation of liquidity risks throughout the Group, was close to completion at year-end 2004. Furthermore, the Commerzbank AG not only calculates ratios relating to the overall market risk on a daily basis, but also ratios relating to the specific market risk and launched a relevant project to calculate credit spread risks. Essen Hyp is part of this project. Essen Hyp's positions are taken into account in the Commerzbank AG's calculations of the credit spread VaR. As a result, risk figures on the specific market risks of Essen Hyp are available on a daily basis.

To further improve process reliability, Essen Hyp launched a project to generate the gap report directly from its front-end system ATLAS as early as 2003. This project is coordinated by Essen Hyp's Risk Controlling Department. The considerable restructuring was completed in 2004, including the assessment of the model used by an external auditing company. Starting in 2005, we plan to compute our VaR on the basis of the figures provided by ATLAS. Furthermore, we intend to make our own credit spread VaR calculations as from 2005. In these calculations, we will directly use the data provided by the ATLAS system. These projects aim, in particular, at

- further refining and differentiating our risk measurement
- including additional scenario analyses and stress tests in our risk measurement
- simplifying the procedures; and
- improving the ways of analyzing risk sensitivities.

The technical implementation will take place in several modular steps during 2005, to ensure a clear overview of the project progress. This will allow us to implement each module immediately upon its completion. Accordingly, we will be able to see how the implemented modules work prior to the completion of the project.

The following table shows the most important risk control and risk management tasks and their assignment to organizational units.

Management of market and liquidity risks

Management of interest rate, liquidity and currency risks	Treasury Department, Corporate Management Department
Risk measurement and reporting, development of uniform methods and procedures	Controlling Department
Monitoring of the fair market value of concluded transactions and compliance with credit limits	Market Conformity Checking Section
Risk reporting	Controlling Department, Market Conformity Checking Section

Management of credit and counterparty risks

Public-sector borrowers and credit institutions governed by private law	Treasury Department, Notifying and Credit Research Department
Individual customers (mortgage loans)	Real Estate Financing Department – Transaction Management, Notifying and Credit Research Department
Credit quality research (public-sector lending)	Credit Research Section within the Notifying and Credit Research Department
Credit quality research (mortgage lending)	Real Estate Financing Department – Transaction Management, Notifying and Credit Research Department
Monitoring of compliance with credit limits	Market Conformity Checking Section, Notifying and Credit Research Department
Non-performing mortgage loans	Mortgage Lending Risk Management Department, Legal Department, Foreclosure Department
Proposals for an appropriate risk provision for non-performing mortgage loans	Real Estate Financing Department – Transaction Management, Mortgage Lending Risk Management Department, Foreclosure Department
Risk reporting	Corporate Management Department, Notifying and Credit Research Department, Mortgage Lending Risk Management Department, Market Conformity Checking Section

Management of operational risks

Introduction of new products	Task Force 'New Products'
Legal risks	Legal Department; External lawyers if necessary
Modification of the legal framework	Project team comprising employees from the organizational units concerned
Personnel issues	Personnel Department
Structural and procedural organization	Organization Department together with the organizational unit(s) concerned
Data processing risks	EDP/IT Department
Equipment and infrastructure	Organization Department
Internal controlling	Internal Audit Department

Risk monitoring

Market risks – value at risk (VaR). The data required for risk measurement is taken from the gap report, which is updated by the Controlling Department on a daily basis and which indicates the mismatches per quarter. This gap report was further refined in 2004 by changing it from a quarterly to a monthly basis. The risks deriving from gap positions in the case of interest rate fluctuations are measured and quantified on mark-to-market key figures. The arbitrage-free zero-coupon discount factors used for this purpose are calculated daily. These calculations are made on the basis of a yield curve composed of the current public-sector *Pfandbrief* yields and interest swap rates. With the help of these discount factors, the accruing cash flows from interest and principal payments are discounted and summarized into a key figure.

As a next step, the unchanged cash flows are discounted by new discount factors, calculated from a simulated market price change and a holding period of one business day. This simulation is based on the historical yields of the past 255 trading days. The calculated 254 market scenarios form the basis for the respective revaluation of the current portfolio. The corresponding maximum change in the interest rate book's value is then calculated on the basis of a confidence level of 97.5%. The VaR of the entire interest rate book describes the bank's aggregate market risk.

The efficiency and reliability of this method is permanently monitored with the help of backtesting procedures, i.e. the projected VaR is compared to the actual market value changes on a daily basis.

To identify outliers, i.e. market value changes outside the forecast interval, we use a one-sided confidence interval.

In 2004 we observed four outliers when using a 97.5% confidence level. These outliers were mostly due to extreme market movements.

In order to limit losses exceeding the confidence level of 97.5%, another stop loss limit was fixed, taking into account worst-case scenarios. The potential for such losses is also calculated daily.

The worst-case scenario is set up in such a way that the maximal overnight changes in interest rates for each key point on the yield curve are determined on a stand-alone basis and for a period of 10 years. These uncorrelated figures are then applied to the current yield curve by means of a yield curve shift.

The Board of Managing Directors, in cooperation with the Supervisory Board and the Commerzbank AG, fixes limits for the VaR, as well as for worst-case scenarios. These limits have to be complied with at all times.

The VaR utilization of the authorized limit came to 49.3% as of December 31, 2004 and to 69.8% on an annual average. The utilization of the limit for worst-case scenarios stood at 52.5% on the balance sheet date, while the annual average was 49.8%.

In addition, we simulate various stress test scenarios in order to better assess and limit possible losses arising from extreme market movements, which generally are not appropriately represented by VaR models. Stress testing represents a suitable complement to the VaR analyses based on historical simulation.

Apart from the VaR calculations and the simulations based on user-defined parameters, we simulate the impact of changes in interest rate curves, as well as the effects of planned new lending operations and adjust the underlying portfolio accordingly.

For VaR, market value and interest rate risk calculations, Essen Hyp uses the well-established ATLAS software and proprietary valuation tools.

Value at risk on a daily basis and on an annual average of the authorized limit in 2004 in %


100
90
80
70
60
50
40
30
20
Jan
Feb
Mar
Apr
May
Jun
Jul
Aug
Sep
Oct
Nov
Dec
VaR
Annual average

'Traffic light system'. Pursuant to the requirements set out by the Federal Financial Supervisory Authority *(BaFin),* Essen Hyp also calculates the potential market value loss of the whole portfolio in the case of a general interest rate increase of 1 basis point and 100 basis points from one business day to another. These calculations are carried out for all maturities, taking into account certain predefined breakpoints (the so-called 'traffic light system'). In case of an interest rate increase of 100 basis points, this basis point value, calculated with the key rate method, may not exceed a certain limit in proportion to the liable capital, defined by the *BaFin.*

These figures are calculated on a daily basis. In 2004 the average limit utilization within this 'traffic light system' came to 13.3%. On the balance sheet date, limit utilization also was 13.3%. We not only report this data to the rating agencies Moody's, Standard & Poor's and FitchRatings, but also publish it on our website in an aggregate form and on a regular basis in order to provide investors with the level of interest rate risk incurred by the bank.

Utilization of the authorized limit under the 'traffic light system' on a daily basis and on an annual average
in % (since March 1, 2001)


25
20
15
10
5
0
2001
2002
2003
2004
Upper limit
Utilization
Annual average

Internal reporting. On each business day, the Board of Managing Directors, the Head of Treasury and the Head of Corporate Management receive information on the development of the gap report's market value, the VaR level, the utilization of the different risk limits, and the level of interest rate risk calculated with the 'traffic light system'. Moreover, the net present value of our public-sector and mortgage *Pfandbriefe* and their respective cover pools, as well as the changes in value under predefined stress scenarios, are calculated and reported.
Furthermore, the Head of Treasury reports on the bank's short-term and long-term liquidity situation in the course of the weekly meetings of the Board of Managing Directors.
As a part of our corporate management activities, our Asset Liability Committee (ALCO) meets on a bi-weekly basis. This Committee deals with, and issues proposals for decision-making on the bank's interest rate positions, the development of key figures regarding earnings and risk exposure, and reporting requirements. The ALCO is composed of the member of the Board of Managing Directors who is responsible for the Treasury Department (or his deputy), the heads of all operational and back-office units, and the heads of the Controlling and Research Department.

The proposals made by the ALCO are decided in the subsequent Board meeting.
On a monthly basis the Board of Managing Directors receives several detailed reports from the individual departments and sections. For instance, the report prepared by the Controlling Department provides, inter alia, information on the transactions effected in the previous month, their impact on the structure of the gap report, the development of the market value and the historical utilization of the existing risk limits. The Controlling Department also reports on the examination and testing of new products.
The monthly report prepared by the Accounting and Tax Department provides information on the development of the balance sheet and the profit and loss account in accordance with the provisions of both the German Commercial Code *(HGB)* and IAS/IFRS.
The monthly report submitted by the Transaction Banking Department includes, amongst other things, information on the structure of the bank's loan portfolios.

On a monthly basis, the Notifying and Credit Research Department provides information about the ratings of our borrowers including, if applicable, information on changes in the assessment of their credit quality.
Our monthly reports on capital market transactions are aggregated in the new 'Risk Report Capital Markets'. This 'Risk Report Capital Markets' is compiled quarterly and complies with the Minimum Requirements for Lending Operations *(MaK)*. The aim is to identify, manage and monitor risks relating to capital market transactions. The report includes an assessment of the bank's risk profile resulting from its capital market transactions. As required by the *MaK,* the report provides information on the main structural characteristics of the loan portfolio and the new lending business, as well as on limits and their utilization, and on rating changes. Finally, the Market Conformity Checking Section reports on the results of checking the market conformity of new transactions and the compliance with counterparty limits.
Another report which is compiled quarterly is the 'Risk Report Real Estate Financing', which analyzes the bank's risk profile resulting from its real estate financing activities. As required by the *MaK,* this report deals with the main structural characteristics of the loan portfolio, including geographical diversification, property types, industries, size and risk classification. New lending commitments are another key issue in this report. New lending commitments are subject to the limits imposed by the bank's guidelines for real estate financing and our credit risk strategy, which is defined once a year. The new lending commitments are broken down and analyzed by region and property categories. Furthermore, the risk report lists non-performing loans and any credit decisions which have an impact on the bank's risk position, and includes recommendations for reducing such risks.

Credit and counterparty risks from capital market transactions

Public-sector loans and securities issued by other borrowers. As of December 31, 2004, the total volume of our public-sector cover assets came to €52.7bn. The high quality of these public-sector cover assets is reflected by the low average risk weighting pursuant to the BIS standards and by the external ratings of leading international rating agencies. In terms of the BIS standards, 66.3% of these assets are classified at a risk weighting of 0%, 10.4% at 10% and 23.3% at 20%. A breakdown of the loan portfolio by rating reveals that 25.2% of the assets have been awarded a triple A, 48.5% a double A, 9.5% a single A and 0.4% a triple B. Those assets which were not rated by an external rating agency, i.e. 16.4% of the total loan volume, include loans to credit institutions



We cultivate excellent relations with investors

It has been a tradition of Hypothekenbank in Essen AG to update its investors during personal meetings. We are committed to cultivating our investor relationships. Accordingly, we regularly visit our business partners. Our 2004 agenda included visits to Milan, Budapest, Frankfurt/Main, New York and Boston, as well as a comprehensive roadshow to Asia, where we met investors in Tokyo, Seoul, Hong Kong and Singapore.

governed by public law and to savings banks (43.3 %) and to national and international public-sector bodies (56.7 %), whose excellent credit quality was confirmed by our internal credit quality analysis.
The composition of our loan portfolio which is held by a trustee and serves as cover for our public-sector *Pfandbriefe,* can be viewed on our website, which is updated monthly and provides investors with information on the structure and quality of our cover pool, while complying with banking secrecy provisions.

As a basic principle, an investment grade rating is a prerequisite for the granting of loans not eligible for cover to foreign public-sector bodies, as well as to credit institutions governed by private law and other borrowers. Our non-cover transactions (excluding derivatives) with these counterparties amounted to €5.4bn as of December 31, 2004. While 2% of these counterparties were rated triple A, 19.1 % were rated double A and 76.5 % single A. Loans totaling less than €0.2bn were not rated by an external rating agency. The breakdown of our non-cover loans under different criteria is also published in detail on our website. These figures are updated monthly.
Hypothekenbank in Essen AG rigorously complies with the 'gentlemen's agreement' concluded between the member institutions of the Association of German Mortgage Banks *(VDH)* and the Federal Financial Supervisory Authority *(BaFin)*. This agreement stipulates that new commitments which are not eligible for cover may only be entered into if the respective counterparty has a minimum rating of A–/A3 by an external rating agency or a comparable internal rating. The total volume of loans whose rating is downgraded to a level below the minimum rating of A–/A3 during their term, is limited to one time the bank's liable capital. As of December 31, 2004 the utilization of this limit was 2.8 %, with a maximum limit utilization in 2004 of 30.4 %.

Rating of cover assets as of December 31, 2004

Standard & Poor's / Moody's / FitchRatings	in € m	in %
AAA / Aaa / AAA	13,299	25.23
AA+ / Aa1 / AA+	5,249	9.96
AA / Aa2 / AA	6,777	12.86
AA– / Aa3 / AA–	13,534	25.69
A+ / A1 / A+	2,351	4.46
A / A2 / A	1,515	2.87
A– / A3 / A–	1,135	2.15
BBB+ / Baa1 / BBB+	212	0.40
Not rated	8,634	16.38
Total	52,706	100.00

Country risks. In order to coordinate all questions concerning country risks and to implement appropriate measures, Essen Hyp uses its own expertise and the Commerzbank Group know-how. Risk limits are fixed on the basis of internal and external credit quality assessments and in close cooperation with our supervisory bodies, also taking into account the total credit exposure of the Commerzbank Group. As in the previous years, Essen Hyp did not invest in emerging market countries.

Derivatives. Essen Hyp reduces counterparty risks by applying bilateral outline agreements, most of which include netting arrangements. Again, as far as these agreements are concerned, uniform contractual regulations are in place within the Group. The structure of our derivative portfolio, broken down by counterparty rating, can be seen in the following table (see also p. 100 of the notes to the annual accounts).

Counterparty ratings in € m/remaining time to maturity

Rating	<1 year (nominal amount)	1–5 years (nominal amount)	>5 years (nominal amount)	Total (nominal amount)	Total (market value)
Triple A	25	606	4,571	5,202	–29
Double A	4,930	27,626	22,978	55,534	–850
Single A	12,110	67,545	40,418	120,073	–2,216
Not rated	577	22,383	24,019	46,979	–726
Total	17,642	118,160	91,986	227,788	–3,821

The figures for the not rated counterparties in the table below relate to German subsidiaries of foreign credit institutions with a good rating. In the following table we have notionally attributed the ratings of these foreign credit institutions to the respective counterparties as an 'implicit rating'.

Implicit counterparty ratings in € m/remaining time to maturity

Rating	<1 year (nominal amount)	1–5 years (nominal amount)	>5 years (nominal amount)	Total (nominal amount)	Total (market value)
Single A	577	22,333	23,683	46,593	–688
Not rated	0	50	336	386	–38
Total	577	22,383	24,019	46,979	–726

As a non-trading book institution, Essen Hyp does not trade in derivatives. We only use derivatives to hedge our interest rate risk from individual transactions and/or portfolios and to manage our interest rate book, including, in particular, our earnings and interest rate risk profile. The negative market values of the derivatives are offset by valuation reserves from the underlying transactions in the valuation units and by valuation reserves in our loan and securities portfolios, which are covered as a part of our macro hedging. Essen Hyp's interest-bearing positions are valued on a daily basis. Information on the calculated total market value is provided daily to the Board of Managing Directors, the Head of Treasury and the Head of Corporate Management. As a part of Essen Hyp's limit system, a floor for the market value has been fixed. Accordingly, the overall market value may never fall short of a predefined minimum amount. The overall market value of all interest-bearing transactions of our bank is clearly positive.

Net present value of the *Pfandbrief* cover. Following the implementation of the new Directive on the Net Present Value Calculation of Cover for *Pfandbriefe (HypBarwertV),* all German mortgage banks are required to calculate the net present value of their public-sector and mortgage *Pfandbriefe* in accordance with strict requirements. We calculate the net present value of our *Pfandbrief* cover on a daily basis. Following the amendment of the German Mortgage Bank Act *(HBG)* in December 2004 it is mandatory to maintain a surplus cover of 2% at all times. Pursuant to Section 6 of the German Mortgage Bank Act this surplus cover must be calculated on the basis of the net present value of the cover assets, while taking into account certain stress test scenarios as defined

Net present value surplus cover of our public-sector *Pfandbriefe* in € bn


58
56
54
52
50
48
Jan
Feb
Mar
Apr
May
Jun
Jul
Aug
Sep
Oct
Nov
Dec
Net present value of our public-sector cover pool
Net present value of public-sector *Pfandbriefe* outstanding
Net present value surplus cover

Net present value surplus cover of our mortgage *Pfandbriefe* in € bn


6.0
5.0
4.0
3.0
2.0
1.0
Jan
Feb
Mar
Apr
May
Jun
Jul
Aug
Sep
Oct
Nov
Dec
Net present value of our mortgage cover pool
Net present value of mortgage *Pfandbriefe* outstanding
Net present value surplus cover

in the Directive on the Net Present Value Calculation of Cover for *Pfandbriefe (HypBarwertV)*. We have always exceeded these minimum requirements. The results of our calculations are submitted to the Federal Financial Supervisory Authority *(BaFin)* and the rating agencies on a quarterly basis. Stress testing ensures that the 2% surplus cover is also maintained in times of interest rate movements. For its stress test calculations, Essen Hyp uses the dynamic approach in accordance with the Directive on the Net Present Value Calculation of Cover for *Pfandbriefe (HypBarwertV)*. This approach uses the value at risk method, based on the interest rate fluctuations observed in the preceding 250 trading days. Taking into account these stress test calculations, Essen Hyp's average present value surplus cover in 2004 was 4.4% for public-sector *Pfandbriefe* and 8.3% for mortgage *Pfandbriefe*.

Derivatives in our cover pools. At present, Essen Hyp has not included any derivatives in its cover pools. There was no need to include derivatives as the net present value of our cover assets has always clearly exceeded the net present value of the *Pfandbriefe* outstanding. Nevertheless, we have entered into and nearly completed negotiations with certain derivative counterparties in order to be able to make immediate use of derivatives for the purpose of optimizing the management of our surplus cover, should this become necessary.

Credit and counterparty risks relating to real estate financing

The assessment of credit risks relating to real estate financing is the responsibility of the Notifying and Credit Research and the Real Estate Finance Marketing and Real Estate Finance Transaction Management Departments. Assistance is provided by the Mortgage Lending Risk Management Department, and by our subsidiaries, Essen Hyp Immobilien GmbH and Immobilien Expertise GmbH.

The responsibilities and authorities with regard to the granting of loans are clearly and unambiguously defined in our Organizational Instructions, which are available to our staff in electronic form.

The credit quality of the borrower, as reflected by our internal rating, is of paramount importance for our credit decision. For those loans which are not classified as home loans the valuation of the property, including the determination of the lending value *(Beleihungswert)*, carried out by the certified appraisers of our subsidiary, Immobilien Expertise GmbH, is a key parameter for decision-making. The sustainable income from the charged property after deduction of the non-recoverable operating expenses must at all times exceed the interest and principal payments due. Essen Hyp drew up specific guidelines for both domestic and international real estate financing, which were approved by the Risk Committee of the Supervisory Board. These guidelines stipulate, amongst other things, the minimum debt service cover (DSC) ratios, and they also include a list of property types which are currently not eligible as security for mortgage loans or for which a loan can only be granted if certain conditions are met.

For the timely recognition of credit risks, we established an early warning system to assess latent risks in a more efficient way, taking into account potential risk factors, such as interrupted performance, an adverse development of the sector, risks of rent losses, or adverse impacts on the quality of the property location. The processing of loans in default or other loans showing performance interruptions (and thus bearing a certain risk potential) has been restructured in accordance with the Minimum Requirements for Lending Operations *(MaK)*. As in the previous years, we have permanently monitored the risks inherent in the larger transactions in our portfolios, and especially those in the East German Federal States. In this context a number of risk-mitigating measures were taken, such as requiring additional security, restruc-

turing certain commitments, and ensuring an adequate provision for possible loan losses.
In 2004 we set up a Credit Risk Committee (CRCO) in order to bundle and optimize the measures referred to above. As a result of its intensive study of problem loans in the books of Essen Hyp and its subsidiaries, the Committee issues proposals on the processing of problem loans, preventive loans and loans which have been called in and are currently being liquidated by the bank or its subsidiaries. The CRCO meets monthly and is composed of the member of the Board of Managing Directors responsible for transaction management or his deputy, the Head of Mortgage Lending Risk Management, the Head of the Foreclosure Department, the Head of Transaction Management and the General Manager of the Essen Hyp Immobilien GmbH. If need be, the meetings are also attended by staff from other Departments. The Committee is chaired by the Head of Mortgage Lending Risk Management who reports on the proposals and recommendations in the subsequent meeting of the Board of Managing Directors.
At each of its periodical Committee meetings, the Risk Committee of the Supervisory Board is informed about the progress of non-performing loans exceeding a certain amount, and about the structure of our mortgage loan portfolio.

Internal ratings

In the period under review Essen Hyp responded to the changes in the regulatory framework governing credit risk capital requirements in accordance with Basel II and the Minimum Requirements for Lending Operations *(MaK)*, by systematically developing instruments for calculating the minimum capital requirements and measuring credit risks under the Internal Rating Based Approach (IRB). Accordingly, in close cooperation with the Commerzbank AG, we refined our approach for calculating the capital required and improved our internal rating procedures for classifying credit risks in both public-sector lending and real estate financing.
In this context, Essen Hyp participated in joint projects dealing with probability of default (PD) rating, loss given default (LGD) grading and capital calculation. These projects aim at developing an internal rating approach that satisfies the Basel II requirements and at integrating the PD and LGD components into the calculation of the capital required.

PD component in real estate financing

Commercial real estate financing. A joint project aiming to determine PD ratings for commercial properties has been started in cooperation with the publishing house Bank-Verlag Köln, the RES Consult GmbH Leipzig (a company owned by the University of Leipzig) and the Department of Statistics of the University of Regensburg. This joint project also covers the segment of international real estate financing. Based on the real estate financing know-how of the six participating banks, a PD prototype with certain rating functions has been developed and made available to the individual banks. This prototype was the predecessor of the actual rating tool Essen Hyp implemented in 2004.
The internal property rating is derived from hard facts, such as the analysis of balance sheets and the profitability of the property, and soft facts, such as the quality of the property management, marketing strategies and the location of the property. The input masks for entering the hard facts, such as balance sheets and property data, into the rating tool vary in accordance with the type of borrower and the share of the property in the overall rating. The required data is entered by our credit analysts. When entering balance sheet figures, assets and liabilities are adjusted to their market value (setting up of a balance sheet at market values). Information on soft facts is entered into the property rating tool by answering a catalogue of questions for each individual customer.
After the implementation of the internal rating tool, Essen Hyp has all required analytical instruments for rating its existing loan portfolio and new lending commitments in Germany and abroad.

In compliance with the Minimum Requirements for Lending Operations *(MaK)* we further refined our existing workflows in such a way that the information required to analyze the credit quality of our borrowers is available in time.

Private customers (home loans). To analyze the credit quality of our private customers who apply for home loans via the Commerzbank AG branches, we have an adequate customer and property scoring system in place, which is used throughout the Commerzbank Group. In compliance with the requirements of the Internal Rating Based Approach (IRB) under Basel II, and under the lead of the Commerzbank AG, we will implement in 2005 our own rating system for customers channeled in from other brokers.

LGD component in real estate financing

Commercial real estate financing and private customers. The LGD component is another key element in calculating the minimum capital requirements. As a participant in the LGD project initiated by the Association of German Mortgage Banks *(VDH),* Essen Hyp will receive the required general data from all member institutions, such as the recovery rate or the duration of the liquidation process. In addition, we received a working document from the *VDH,* defining all parameters required for the calculation. The final implementation of the LGD tool will take place in 2005. Together with several other *VDH* members, Essen Hyp entered into a legally binding agreement with Hyp Rating Services GmbH to continue the LGD project. This agreement requires the banks involved to forward data on loan workouts to the Hyp Rating GmbH. This data will be pooled, analyzed and segmented by the Hyp Rating GmbH in such a way that the banks involved can use it for their LGD calculations.

PD component for capital market transactions

Public-sector lending and loans to banks. Internal rating approaches for measuring the probability of default of public-sector loans are currently being developed in a separate project in coordination with the rating agency Standard & Poor's and the *VDH.* As a part of this project, internal rating approaches are set up for different borrower types, such as countries/central governments, regional and local authorities and sub-state authorities. The final rating tools for the portfolios 'countries/central governments' and 'regional and local authorities' have already been made available to Essen Hyp. We have thus started to analyze our public-sector loans by using these internal rating tools. Standard & Poor's will be responsible for the validation and calibration of the internal rating in the future.
The probabilities of default for the other asset classes, including banks, corporates and insurance companies will be covered by master agreements with the Commerzbank AG.

LGD component for capital market transactions

Public-sector lending and banks. We plan to develop the LGD component for public-sector lending and loans to banks in coordination with external rating agencies in 2005.
Once the rating components referred to above have been implemented for all segments, our bank will comply with the requirements for an internal risk classification and thus be eligible to adopt the Internal Rating Based Approach (IRB) under Basel II for calculating our capital requirements and arriving at a risk-oriented pricing.

Provision for possible loan losses

Through the formation of individual and, in the case of latent credit risks, of general risk provisions, the discernible risks of the lending business are adequately taken into account. Until now there has been no need for individual value adjustments or provisions in respect of our lending business with public-sector borrowers or entities governed by public law.
Based upon thorough analyses, our Real Estate Financing Department continually gauges which

risk-provisioning measures need to be taken to ensure the quality of the bank's planning. As a part of our credit risk strategy we have adjusted the standard risk costs applied to our home and commercial loans in close coordination with the Commerzbank AG. Given that 96% of our home loans fall below 60% of the lending value *(Beleihungswert)* of the property securing the loan, we apply uniform standard risk costs to these loans. In contrast to this, the standard risk costs applied to our commercial loans vary in accordance with the ratio between the loan and the property's lending value. As a part of the implementation of our internal rating tools, we plan to derive the standard risk costs to be applied from the expected loss in order to come to an even more risk-oriented pricing of the loan.

Liquidity risks

The Treasury Department is responsible for the liquidity management, which is based upon the daily listing of all payment flows. An adequate assessment of the liquidity situation requires that the public-sector, corporate and bank bonds held as assets can be disposed of or sold under agreements to repurchase at short notice – within the scope of nominal over-collateralization – should the need for liquidity arise. The bank calculates its liquidity risk by showing the volume of mismatches in a capital outflow account and then determining the ratio between these mismatches and the existing short-term funding limits, plus liquidity reserves. Our liquidity positions are additionally managed pursuant to the *Grundsatz II* requirements concerning the adequacy of a credit institution's liquidity provision. Our bank's liquidity ratio calculated according to *Grundsatz II* was 1.29 at the end of the year (minimum ratio required by law: 1.0).

Essen Hyp is integrated into the Commerzbank's project on liquidity management. This project aims at developing a uniform calculation and presentation of liquidity risks throughout the Commerzbank Group. The first project results were presented in 2004. It is planned to complete the project during 2005.

Development of our liquidity ratio in accordance with *Grundsatz II*


2.5
2
1.5
1
0.5
0
minimum ratio required by law
Jan
Feb
Mar
Apr
May
Jun
Jul
Aug
Sep
Oct
Nov
Dec

Operational risks
In anticipation of the Basel II requirements concerning risk management and the monitoring of operational risks, Essen Hyp categorized all relevant risks according to their nature as early as 2001. As a result, our bank not only meets the Basel II criteria, but also complies with the risk categorization that is applied within the Commerzbank Group as a whole.
In the past three years, Essen Hyp carried out self-assessments for nearly all bank employees, which provide us with important information on existing or potential risks in the individual departments and sections. We have developed a specific database in order to adequately record, administer and analyze the results.
In addition, the Commerzbank AG developed and introduced separate self-assessments, aimed at managing operational risks at Group level. In November Essen Hyp participated in a Business Continuity Management (BCM) Self-Assessment, which analyzes and assesses the contingency plans of the individual organizational units on the basis of a catalogue of some 50 questions, which cover regulatory requirements laid down under Basel II or in the Minimum Requirements for Trading Activities *(MaH)* and the Minimum Requirements for Lending Operations *(MaK)*.
The insights gained from this self-assessment will be analyzed and put into practice by the responsible organizational units in a timely manner. Essen Hyp will also participate in a Quality Self Assessment (QSA), which will start at the beginning of 2005. This self-assessment aims at identifying weak points in the workflows and procedures within the Group. For this purpose, we have developed a 'self-assessment matrix', which lists the departments, sections, product groups and business segments to be included in the self-assessment, as well as the specific measures to be taken during the process. This information was communicated to the Commerzbank AG.
The self-assessment activities as described above play a key role in the Commerzbank Group's operational risk framework. The aim is to identify potential sources for losses and to prevent such losses by using the information obtained. Another main incentive to pursue such demanding and time-consuming activities is the reduction of the bank's capital requirements by improving the quality of workflows.
Essen Hyp is additionally involved in a Commerzbank Group project which focuses on the collection of data on operational risk losses. In anticipation of the legal requirements which will have to be met under both the standard approach and the IRB approach, it has become necessary to collect, record and analyze operational risk losses in a systematic way. The aim is to quantify operational risks by calculating a precise value at risk figure.
Against this background, Essen Hyp has recorded and reported all losses exceeding €5,000 since the beginning of 2002. Since 2003 our bank has been integrated into the Commerzbank AG's intranet-based 'Loss Collection Tool' (LCT), which serves to collect and assess all operational risk losses incurred within the Group. Since then we have reported the losses incurred in our bank by entering the relevant information into this database. By analyzing the losses incurred in the Group as a whole we expect to obtain detailed information on the future management of this type of operational risk. For the first time, we also reported to our parent company the legal risks. Within Essen Hyp, the Board of Managing Directors receives a monthly report on all operational risk losses incurred. The total volume of losses resulting from operational risks incurred by Essen Hyp in 2004 was €281,400 (including provisions totaling €261,000). However, even before the introduction of the self-assessments and the collection of loss data as described above, Essen Hyp was concerned about the issue of operational risks. In order to detect possible weak points, we have, for several years, been analyzing the 'classical' operational risks relating to the bank's structure and processes, EDP, internal and external electronic communication (intranet, internet, e-mail), availability of qualified staff, adequate equipment

and legal matters. With regard to certain specific issues we seek external advice from consultants and other specialists. For instance, external specialists have been mandated with analyzing and validating the safety of our IT systems at regular intervals, e.g. in view of 'hacker attacks'.
Other preemptive measures in terms of operational risks include the preparation and improvement of contingency plans for all business units. To rule out potential EDP failures, the bank has two separate central computer systems located in different parts of Essen, one of which serves as a back-up system should the working system fail. Our reserve headquarters referred to above is situated on the same premises as our back-up system, so that a continuation of the bank's key business activities for a transitional period is ensured, should the bank's headquarters be destroyed or out of action. In the fourth quarter of 2004 we carried out a comprehensive test to assess the quality of our contingency plans. In a first scenario, we simulated a bomb threat and tested the setup of our reserve headquarters, as well as its linkage to the productive systems on the bank's main premises. In a second scenario, we simulated the total failure of all productive systems in the bank and the resuming of our business activities from the reserve headquarters. Both tests proved that the bank is in a position to continue its business activities in accordance with the legal and regulatory requirements should there be an emergency.
In addition, we continued our qualification program for employees in the operational units and the back office during 2004 by organizing certified seminars on job-specific, as well as general issues. To the extent possible, this aims at preventing errors resulting from lack of expertise.
The reports on operational risks in the areas of EDP/IT, staff and legal issues are on the agenda of our Risk Committee meetings and are regularly presented and discussed during the meetings of our Board of Managing Directors.

Legal risks

Essen Hyp's Legal Department operates as an internal service provider for all legal matters. This includes general and specific legal advice on contracts, as well as on outline and specific agreements. Essen Hyp strives to integrate the Legal Department in all relevant projects from the start. Hence we are immediately aware of the limitations set by the applicable legal framework, while being in a position to innovate and use the whole range of legally permissible options.
The Legal Department is also involved in processing non-performing loans. If required, we additionally seek external legal advice. When dealing with mortgage and public-sector loans to foreign borrowers, we always use the services of experienced international law firms.
The Legal Department regularly informs the Board of Managing Directors about the latest legal developments, related risks and their potential impact on our business activities.

Internal audit

Internal auditing is an integral part of our internal monitoring system. The Internal Audit Department operates independently of all working procedures. It has been assigned by the Board of Managing Directors to control the existing structures and procedures and to assure compliance with regulatory requirements.
As a staff department, our Internal Audit Department reports directly to the Board of Managing Directors and provides independent auditing and consulting services. The aim is to add value and improve our bank's workflows. The Internal Audit Department assists the Board of Managing Directors in achieving the bank's business objectives by systematically assessing the efficiency of the risk management, internal control mechanisms, staff management and supervision. This includes assistance to further optimize these procedures. In close coordination with

the responsible employees and/or process owners, the Internal Audit Department issues proposals on how to avoid losses, improve the management, monitoring and internal supervision procedures and increase the efficiency of workflows.
Feedback about the structuring and suitability of the risk management system is provided to the Board of Managing Directors and to the individual departments and sections. Material findings by the Internal Audit Department are reported to the Supervisory Board at its subsequent ordinary meeting. At the first meeting in every new financial year, the Internal Audit Department informs the Supervisory Board about all important findings and remedies taken in the past financial year. Should the internal audit, at any time, reveal serious deficiencies, the Chairman of the Supervisory Board is immediately informed. The Chairman of the Supervisory Board is also informed about any audit reports, which, based on the worst risk grading of all audit reports, are in the first quarter.
The Internal Audit Department operates according to a long-term inspection plan, which is continually improved. This plan also forms the basis for an annual inspection scheme agreed by the Board of Managing Directors and submitted to the Chairman of the Supervisory Board for information purposes. The inspections stipulated in this scheme cover all parts of the bank. Checks on correct working procedures and systems are carried out at fixed intervals. As far as specific risks and legal requirements are concerned, such as provisions relating to the German Money Laundering Act *(Geldwäschegesetz),* inspections are carried out at least once a year. The inspection intervals are fixed in the long-term inspection scheme. This ensures that all working procedures are inspected once every three years. The audit is risk-oriented and process-specific and mainly focuses on the structure and processes, the risk management and controlling mechanisms, as well as the internal monitoring system for all working procedures within Essen Hyp.

The EDP Audit, which is integrated in the Internal Audit Department, is primarily charged with all issues relating to electronic data processing, such as the maintenance of the safety and consistency of our electronic files by controlling the granting of licenses to access the system, and by limiting the number of users.
The findings of each inspection are recorded in an audit report. These reports are made available to the relevant departments, the Board of Managing Directors and the external auditors.

Future prospects

The importance of risk management for a risk- and profit-oriented corporate management will continue to increase in the future. We are therefore committed to further improving our risk management systems, independently and in particular in cooperation with the Commerzbank Group to maximize the efficiency of our capital allocation.

Winning new investors

The *Pfandbriefe* offered by Essen Hyp combine low risk and attractive returns. This combination attracted investors worldwide and allowed Essen Hyp to gain ground in new markets. In 2004 one of our roadshows took us to the Middle East and Asia, with stops in Kuwait, Bahrain, Qatar, Abu Dhabi, Dubai, and, for the first time, India.

Staff report

Employees with entrepreneurial skills. Operating in all parts of the world, we expect our employees on all management levels to think and act like entrepreneurs. This is the only way to ensure that our joint efforts will bear fruit. Our executive and specialist staff is required to be innovative, while keeping a close eye on costs. Essen Hyp rewards performance and commitment. We demand – and promote – expertise and a maximum degree of flexibility, offering our employees performance-related variable salary components.

Variable salary components. The compensation of our executive staff is linked to their individual performance, as well as to Essen Hyp's overall success. Depending on their hierarchical position, our executives receive a special employment agreement *(Funktionswertgruppenvertrag)*, which specifies that variable components account for up to 20% of the total salary. Depending on the bank's performance, our non-exempt employees receive a supplementary bonus payment in addition to the 13th month bonus salary provided for in the applicable collective wage agreement. Based on each employee's individual performance, this voluntary supplementary bonus payment may amount up to 65% of the gross monthly salary. If an employee has not been with Essen Hyp during the entire business year for which this bonus is granted, he receives a pro-rata payment. Similar to the previous years, our non-exempt employees will receive this bonus as a reward for their performance in the year under review.

Professional personnel management. In 2004 we continued to attach major importance to the implementation of professional personnel management tools as part of our personnel management strategy. We systematically and continuously review and assess the available resources in terms of management skills, qualification and social skills, as well as the depth of expertise. We agree specific targets with employees and continually adapt job profiles to new challenges. This allows us to see which measures need to be taken in terms of personnel development and to align our further training and education programs to the specific requirements and prospects. This approach ensures a transparent overview of the available resources, providing our executive staff with useful and precise information about the development of their employees.

In 2004 we added a new feature to our electronic time recording system, aiming to maximize the efficiency of our capacity management. Each employee and executive is responsible for updating and/or correcting his working-time account, which is accessible via his PC. This new tool is our central information platform and ensures that the minimum number of employees required for each organizational unit is available at any time. Applications for leave are also submitted and approved via this system. As a result, this efficient digital tool reduces the workload of our administrative units.

An attractive and family-friendly employer. We offer jobs to our employees and job beginners which are tailored to their specific needs, such as to work part-time. We promote equal opportunities and offer flexible and individual working-time models to better align family and professional career. In 2004 a total of 22 employees, including two employees who returned after six years of family leave, benefited from these flexible working-time models. For many years our employees have had the opportunity of working partly in the office and partly at home. Older employees can opt for a gradual transition from their professional life to retirement by agreeing partial retirement schemes or working-time account models. Four employees used this option in the year under review. It goes without saying that retired employees are invited to the Essen Hyp's work outings and Christmas parties.

Promoting vocational training. Essen Hyp currently has 10 positions for young people who wish to start a vocational training. Essen Hyp's subsidiary, Essen Hyp Immobilien GmbH, offers two additional places. The trainees are candidates for employment in banking, back office, data processing or real estate management. We are committed to providing young and ambitious people with a solid foundation for their professional career. This is why Essen Hyp not only created seven additional positions for young trainees in 2004, but also offered some of these places to trainees who do not have the qualification to enter a university or college of further education *(Fachhochschule)* which would normally be required. We particularly welcome the fact that some of our trainees, in addition to their training in the bank, have decided to obtain a degree in business administration, for instance at the Fachhochschule für Ökonomie und Management (FOM), a college for further education specialized in economics and management. Today, we have former trainees and FOM graduates amongst our junior employees. We also employ student trainees and interns completing retraining or integration programs. Finally, we offer internships to candidates who have not completed schooling and/or complete career guidance programs.

Training program for university graduates. Essen Hyp offers graduates in economic sciences, mathematics and law from universities and colleges of further education the opportunity to complete a one-year training program within the bank, allowing them to make the first steps in their professional career. These trainees are mostly employed in the following Departments: Treasury, Corporate Management, Controlling, Notifying and Credit Research, International Asset Management and the Secretariat to the Board of Managing Directors. This program also includes workshops that are organized by the trainees and aim at sharing the knowledge they acquired in their respective fields of activity.

Further education – focus on interdisciplinary sharing of knowledge. One of the key issues in our personnel development activities in 2004 was the promotion of interdisciplinary thinking and the transfer and

sharing of knowledge on all management levels. We are committed to making the expertise of our employees available to the bank as a whole in a systematic and efficient way. This includes the management of employees, data, working procedures, time and overall working environment.
Our further education and training programs in 2004 focused on the implementation of regulatory requirements, Basel II and rating analyses. We also had seminars dealing with the Minimum Requirements for Lending Operations *(MaK)*, the Minimum Requirements for Trading Activities *(MaH)* and the IAS/IFRS accounting standards. In addition, we offered seminars on real estate financing in specific countries for employees of the International Real Estate Financing Division, language training and management seminars for our executive staff.
In 2004 the staff of our Internal Audit Department completed their training as Certified Internal Auditor (CIA) and Certified Information Auditor (CISA).

New graduate course for Real Estate Finance Managers. Five employees of Hypothekenbank in Essen AG started a new part-time course of studies and intend to graduate as Real Estate Finance Managers. This program has been specifically designed for employees of mortgage banks by the Association of German Mortgage Banks *(VDH)* in coordination with the Bankakademie Frankfurt, a training institution for bank employees. The graduates acquire the requisites to meet new challenges in modern real estate banking. Issues covered include the processing of standardized real estate loans, real estate investment banking, the impact of Basel II and the increasing internationalization of real estate financing. As Essen Hyp increasingly focuses on international real estate financing, this training scheme is particularly pertinent. The 18-month modularized course of studies consists of phases of private studies for which teaching material is provided and on-campus workshops, including a written exam, at the end of each phase of private studies. This is supplemented by further training material on the web and continuous communication with lecturers. The course fits in with our commitment to meet new challenges by systematically increasing the expertise of our employees.

Corporate pension plan. Our permanent staff is not only covered by the statutory pension scheme, but also by a pension plan offered by the BVV Versicherungsverein des Bankgewerbes a. G., a German mutual insurance company for the banking industry. Many of our employees opt for deferred compensation and use a part of their salary to increase their old-age provision, while taking advantage of the related tax reductions. We additionally enter into pension agreements with those executives who worked with Essen Hyp for at least five years.

Number of staff increased. At year-end 2004 Hypothekenbank in Essen AG employed 149 (134) staff. This figure includes 10 trainees and 22 part-time employees, weighted at 0.5 according to their hours worked. Without this weighting, the number of staff comes to 160 (145).

We would like to extend our thanks to all employees for the dedication they have shown in the business year 2004. Essen Hyp would not have been able to meet its ambitious targets without our employees' outstanding personal commitment.
We would also like to extend our thanks to the Staff Council for the ongoing dialogue and the responsible and constructive cooperation.

Age pyramid


Age
Total
61–65
2 (1.2%)
0 (0.0%)
2
56–60
6 (3.8%)
0 (0.0%)
6
51–55
11 (6.9%)
4 (2.5%)
15
46–50
2 (1.2%)
9 (5.6%)
11
41–45
16 (10.0%)
6 (3.8%)
22
36–40
20 (12.5%)
19 (11.9%)
39
31–35
16 (10.0%)
15 (9.4%)
31
25–30
10 (6.2%)
14 (8.7%)
24
< 25
6 (3.8%)
4 (2.5%)
10
89 (55.6%)
71 (44.4%)
Male
Female
Total: 160

Annual Accounts 2004



Application of statutory accounting rules

The annual accounts of Hypothekenbank in Essen AG have been compiled in accordance with the relevant provisions of the German Commercial Code *(HGB)*, the German Stock Corporation Act *(AktG)* and the German Mortgage Bank Act *(HBG)*, as well as in accordance with the Regulations for the Presentation of the Annual Accounts of German banks *(RechKredV)*. As a matter of principle, all details required by law that relate to individual items in the balance sheet and in the profit and loss account are explained in the notes to the annual accounts.

Balance sheet of Hypothekenbank in Essen AG as of December 31, 2004

Assets

	€	€	€	€	previous year in € 1,000
Cash reserve					
a) cash on hand			2,307.06		5
b) balances with central banks			260,114,322.29	260,116,629.35	274,666
of which: with Deutsche Bundesbank		260,114,322.29			(274,666)
Claims on banks					
a) mortgage loans			1,692,014.21		2,092
b) public-sector loans			11,147,997,244.45		12,172,431
c) other claims			4,886,899,011.53	16,036,588,270.19	5,635,938
of which: payable on demand		2,403,950,041.12			(2,014,490)
against lending on securities		0.00			(0)
Claims on customers					
a) mortgage loans			7,256,195,022.55		5,820,273
b) public-sector loans			21,953,895,328.60		22,591,478
c) other claims			160,075,808.54	29,370,166,159.69	10,792
of which: against lending on securities		0.00			(0)
Bonds and other fixed income securities					
a) bonds and notes					
aa) issued by public-sector borrowers		14,964,032,309.39			11,070,182
of which: eligible as collateral for Deutsche Bundesbank advances	5,911,301,465.01				(4,115,376)
ab) issued by other borrowers		15,624,333,591.37	30,588,365,900.76		14,109,090
of which: eligible as collateral for Deutsche Bundesbank advances	9,171,918,785.30				(8,620,027)
b) bonds and notes issued by Hypothekenbank in Essen AG			1,347,829,456.81	31,936,195,357.57	805,631
nominal amount		1,252,024,707.69			(760,217)
Shares and other variable-yield securities				1,086,327,829.86	1,103,578
Participating interests and trade investments				8,181.67	519
of which: in banks		0.00			(0)
Holdings in affiliated companies				1,652,291.88	1,141
of which: in banks		0.00			(0)
Recovery claims on Federal and State *(Länder)* authorities under post-war currency reform acts, including bonds in exchange for these				0.00	19,029
Intangible assets				237,994.00	0
Tangible assets				53,513,766.60	24,938
Other assets				154,539,052.86	144,184
Deferred items					
a) from issuing and lending business			458,714,238.46		500,374
b) other			102,594,443.75	561,308,682.21	12,967
Total Assets				**79,460,654,215.88**	**74,299,308**

Liabilities and Shareholders' Equity

	€	€	€	previous year in € 1,000
Liabilities to banks				
a) registered mortgage *Pfandbriefe* issued		159,842,124.69		141,532
b) registered public-sector *Pfandbriefe* issued		721,176,989.88		522,925
c) other liabilities		14,160,148,164.08	15,041,167,278.65	11,745,991
of which: payable on demand	204,703,387.04			(149,628)
Liabilities to customers				
a) registered mortgage *Pfandbriefe* issued		734,617,541.77		755,335
b) registered public-sector *Pfandbriefe* issued		2,458,734,368.95		1,867,756
c) other liabilities		966,132,408.05	4,159,484,318.77	1,194,600
of which: payable on demand	3,965,587.16			(5,148)
registered public-sector Pfandbriefe given to lenders as security for loans taken up	7,669,378.23			(7,669)
Securitized liabilities				
bonds and notes issued				
a) mortgage *Pfandbriefe*		3,278,341,953.97		1,805,901
b) public-sector *Pfandbriefe*		49,391,435,699.95		49,086,287
c) other bonds and notes		5,728,690,776.37	58,398,468,430.29	5,511,666
of which: money market paper	3,323,251,278.46			(5,150,058)
Other liabilities			62,331,728.63	73,569
Deferred items				
a) from issuing and lending business		69,833,341.97		84,046
b) other		287,531,409.52	357,364,751.49	148,108
Provisions				
a) pensions and similar commitments		2,602,614.00		2,264
b) tax provisions		6,242,000.00		6,927
c) other provisions		11,399,000.00	20,243,614.00	15,517
Subordinated liabilities			357,691,449.66	347,704
Profit-sharing certificates			319,028,044.39	324,141
of which: due within the next 2 years	30,677,512.87			(30,678)
Capital and reserves				
a) subscribed capital		269,300,000.00		219,300
b) capital reserve		339,574,600.00		319,575
c) revenue reserves				
other revenue reserves		45,000,000.00		44,994
d) distributable profit		91,000,000.00	744,874,600.00	81,170
Total Liabilities and Shareholders' Equity			**79,460,654,215.88**	**74,299,308**
Contingent liabilities				
liabilities from guarantees and indemnity agreements			1,651,847.38	9,041
Other commitments				
irrevocable lending commitments			325,733,029.91	751,137

Profit and loss account of Hypothekenbank in Essen AG for the period from January 1, 2004 to December 31, 2004

	€	€	€	€	previous year in € 1,000
Interest income from					
a) lending and money market transactions		1,559,315,979.93			
b) fixed income securities and government-inscribed debt		1,403,485,107.09	2,962,801,087.02		2,945,365
Interest paid			−2,768,267,815.42	194,533,271.60	−2,778,009
Current income from					
a) shares and other variable-yield securities			49,002,706.97		55,418
b) participating interests and trade investments			9,972.90		10
c) holdings in affiliated companies			320,000.00	49,332,679.87	0
Commission received			4,218,732.00		4,829
Commission paid			−13,185,064.08	−8,966,332.08	−14,113
Other operating income				6,210,189.76	7,620
General operating expenses					
a) personnel expenses					
aa) wages and salaries		−11,396,069.23			−9,720
ab) compulsory social security contributions, expenses for pensions and other employee benefits		−2,284,599.42	−13,680,668.65		−2,387
of which: for pensions	*−690,431.70*				*(−930)*
b) other administrative expenses			−11,039,925.39	−24,720,594.04	−11,256
Depreciation on and value adjustments to intangible and tangible assets				−13,033,067.25	−2,164
Other operating expenses				−10,529,523.03	−7,118
Write-downs of and value adjustments to claims and certain securities, as well as additions to the provision for possible loan losses				−64,248,587.75	−72,032
Income from write-ups to participating interests and trade investments, holdings in affiliated companies and securities treated as assets				0.00	2,178
Result arising from ordinary business activity				128,578,037.08	118,621
Income tax			−37,421,602.75		−37,015
Other taxes, unless already shown under 'Other operating expenses'			−156,434.33	−37,578,037.08	−436
Net income				**91,000,000.00**	**81,170**

Accounting and valuation methods

All assets appear at their nominal value pursuant to Section 340e (2) of the German Commercial Code *(HGB)*. The difference between the amount actually paid out and the nominal value is shown under 'Deferred items'. All recognizable individual risks in the lending business have been covered by the creation of individual value adjustments and provisions. For latent credit risks in the mortgage business, overall value adjustments were made to the extent permitted under tax legislation. As a provision for special risks inherent in banking activities, we have set up reserves pursuant to Section 340f of the German Commercial Code.

If assigned to the reserves held for liquidity purposes, bonds and other fixed income securities have been valued according to the lower-of-cost-or-market principle (Section 253 (3) and 280 of the German Commercial Code). The fixed income securities assigned to fixed assets and investments have been valued at the adjusted purchase price. Premiums and discounts were spread over the securities' lives to maturity and were netted in the net interest income. Moreover, all securities, including derivatives which serve to hedge interest rate or currency risks, have been grouped into valuation units and valued at their adjusted purchase price.

The fund units included in the item 'Shares and other variable-yield securities' have been completely allocated to the liquidity reserves and have been valued according to the lower-of-cost-or-market principle.

Participating interests and trade investments, as well as holdings in affiliated companies, have been included on the asset side of the balance sheet at their purchase price.

In accordance with their normal operating life, tangible assets are shown at their purchase price or manufacturing cost, less regular depreciation, or less the depreciation that is permissible under tax legislation if higher. In addition to regular depreciation we have also made use of the simplification under Section 6 (2) of the German Income Tax Act *(EStG)* for writing off minor-value assets. Special write-offs pursuant to Section 253 (2) of the German Commercial Code have been made to two properties reported under tangible assets, due to their permanent decrease in value.

Properties shown in the current assets (and which have been taken over to prevent losses) have been written off to the lower applicable asset value pursuant to Section 253 (3) of the German Commercial Code on the balance sheet date.

All liabilities are shown on the liabilities side of the balance sheet at the respective amounts to be repaid. The difference between the nominal value and the issue price of liabilities is shown under 'Deferred items'. Zero bonds are capitalized at cost price plus pro-rata interest, according to their issuance yields.

Provisions for contingent liabilities were made to cover expected losses.

Provisions for pension commitments have been calculated by applying 'Table 98' (Heubeck), their partial value having been determined according to the principles of actuarial science at a basic interest rate of 6%.
Pursuant to Section 340h (1) of the German Commercial Code, all balance sheet items denominated in foreign currencies have been converted at the euro foreign exchange reference rate of the European Central Bank (ECB) on the balance sheet date. All foreign currency items have been hedged by currency swaps. Income and expenses deriving from the valuation of these items offset each other.
Derivative transactions that aim to hedge interest rate, market, currency or counterparty risks are not subject to a separate valuation. As they are so-called open contracts they are not shown in the balance sheet.
When reporting the provision for possible loan losses, we netted income and expenses pursuant to the option in Section 340f (3) of the German Commercial Code.
Having revised the presentation of our balance sheet, we modified the presentation of the previous years' figures for the following balance sheet items:
– Other claims on banks
– Other liabilities to banks
– Other assets
– Other liabilities
(Unlike in the previous year, foreign currency swap positions in valuation units are shown as gross figures.)
– Bonds and other fixed income securities
– Deferred items
(Securities in valuation units have been valued at their adjusted purchase price. In the previous year, premiums and discounts were shown under 'Deferred items'.)

Maturity structure

The claims and liabilities shown below are classified according to their remaining time to maturity or periods of notice.

Breakdown by remaining time to maturity in € m

	Payable on demand	Up to 3 months	More than 3 months, up to 1 year	More than 1 year, up to 5 years	5 years and more
Claims on banks	2,403.9	2,495.5	716.6	4,257.4	6,163.2
Claims on customers	311.3	1,929.2	2,120.4	11,018.4	13,990.9
Liabilities to banks	204.7	13,164.2	832.2	506.9	333.2
Liabilities to customers	4.0	536.3	721.8	955.1	1,942.3

	Due in 2005
Bonds and other fixed income securities	1,815.6
Issued securities	20,160.9

Claims on/liabilities to affiliated companies/participating interests in € m

	Total	Of which: on/to affiliated companies	Of which: on/to companies in which participating interests are held
Claims on			
– banks	16,036.6	445.8	—
– customers	29,370.2	305.3	—
Bonds and other fixed income securities	31,936.2	—	—
Liabilities to			
– banks	15,041.2	625.0	—
– customers	4,159.5	—	—
Securitized liabilities	58,398.5	—	—
Subordinated liabilities	357.7	—	—

The claims on and liabilities to affiliated companies are non-securitized claims and liabilities.

Negotiable securities in €1,000

	Total	Negotiable on a stock exchange	Listed on a stock exchange	Not listed on a stock exchange
Bonds and other fixed income securities	31,936,195.4	31,936,195.4	31,483,793.4	452,402.0
Nominal value	32,487,308.2	32,487,308.2	32,031,903.2	455,405.0
Shares and other variable-yield securities	1,086,328	—	—	—
Fund units	16,372,718	—	—	—
Participating interests and trade investments	8.2	—	—	—
Nominal value	41.4	—	—	—
Holdings in affiliated companies	1,652.3	—	—	—
Nominal value	640.3	—	—	—

The item 'Participating interests and trade investments' includes our share in the 'BNL-Beteiligungsgesellschaft Neue Länder GmbH & Co. KG i.L., Berlin' and our share in the 'Börse Düsseldorf AG, Düsseldorf'.

Holdings in affiliated companies in €1,000

	Share of capital held	Equity capital	Net income for 2004
REGINA Finanz- und Versicherungsvermittlung GmbH, Essen	100%	574.0	40.2
Essen Hyp Immobilien GmbH, Essen	100%	886.3	49.2
Immobilien Expertise GmbH, Essen	100%	568.1	427.0
TIGNATO Beteiligungsgesellschaft mbH & Co. KG KölnTurm MediaPark KG, Düsseldorf	100%	4,635.0[1]	–2,896.4[1]

[1] preliminary figures

Repurchase agreements

As of the balance sheet date, securities with a nominal value of €210m (book value: €208.1m) were sold under agreements to repurchase.

Assets transferred as security

Essen Hyp pledged fixed income securities to a nominal amount of €9,415m, of which €8,978m in a pledged account with the *Deutsche Bundesbank*. In addition, variable-yield securities (fund units) amounting to €324m were pledged. These securities serve to secure liabilities to other banks. Furthermore, cash collateral of €2,192m was provided in order to secure liabilities resulting from financial futures transactions.

Other assets

This entry mainly comprises an offsetting item resulting from the valuation of foreign currency swaps, four commercial properties taken over to prevent losses, and tax refund claims.

Changes in the book value of fixed assets in €1,000

	Participating interests and trade investments	Holdings in affiliated companies	Intangible assets	Tangible assets	Bonds and notes
Purchase price/production cost carried forward on January 1, 2004	519.5	1,141.0	—	55,320.0	5,147,191.1
Additions in 2004	—	—	266.0	41,593.5	683,052.6
Disposals in 2004	—	—	—	734.5	1,273,390.0
Reclassification in 2004	-511.3	511.3	—	—	—
Total write-offs	—	—	28.0	42,665.2	28,054.0
Net book value as of December 31, 2004	8.2	1,652.3	238.0	53,513.8	4,528,799.7
Net book value as of December 31, 2003	519.5	1,141.0	—	24,937.6	5,129,840.6
Write-offs in 2004	—	—	28.0	13,005.1	16,893.6

Minor-value assets are included under 'Additions' in the year under review and were written off completely. These write-offs were subsumed under 'Disposals' in the respective financial year.
The additions to our tangible assets mainly comprise the regrouping of two properties taken over by the bank to prevent losses and transferred from current to fixed assets. A special write-off of €10.4m on these two assets is included in the write-offs on tangible assets.
Tangible assets also include the land and buildings, which are used by the bank as business premises, amounting to €12.5m. The book value of the bank's furniture and equipment is €2.6m.
Premiums and discounts relating to the purchase of bonds and notes were spread over the securities' lives to maturity. They are reported as income and expenses equivalent to interest in the profit and loss account, and as write-offs in the overview of the changes in the book value of fixed assets.
We abstained from making special write-offs totaling €2.05m pursuant to Section 253 (2) (3) of the German Commercial Code, given that the relating decline in value is not expected to be permanent.

Depreciation for tax reasons

Pursuant to the principles of Section 7 (5) of the German Income Tax Act *(EStG)*, the declining balance method has been applied to depreciate our properties in Essen, Gildehofstrasse 1 and Gildehofstrasse 2. The amount written off was €1.4m.

Deferred items in € m

Assets	
Premiums relating to claims	281.8
Discounts relating to bonds issued	176.9
Total	458.7
Liabilities	
Discounts relating to claims	64.2
Premiums relating to bonds issued	5.6
Total	69.8

Other liabilities to banks

This item comprises, inter alia, open-market transactions totaling €9.2bn. The volume of securities deposited on a pledged account with the *Deutsche Bundesbank* was €9.8bn. Also included in this item are term money borrowings and loans taken out, as well as pro-rata interest and interest due on swap transactions.

Other liabilities

This item mainly comprises pro-rata interest and interest due on subordinated liabilities and on profit-sharing certificates outstanding, as well as the offsetting item resulting from the valuation of foreign currency swaps.

Subordinated liabilities

In case of bankruptcy or liquidation of Essen Hyp, subordinated liabilities are not considered for repayment until all creditors of non-subordinated claims have been satisfied. Early repayment is ruled out. The interest and discount expenditure for all subordinated loans was €21.3m.
The individual subordinated loans do not exceed the 10% limit of the total.

Profit-sharing certificates

As at December 31, 2004, €91.6m of the profit-sharing certificates totaling €200m, authorized on March 22, 2000, had been placed. The remaining authorized amount thus stands at €108.4m.

Subscribed capital/authorized capital

The General Meeting of March 22, 2000 authorized the Board of Managing Directors with the approval of the Supervisory Board to increase the share capital of the bank by a maximum nominal amount of €50m through the issue of new shares for cash in either one or several tranches by March 21, 2005. With the approval of the Supervisory Board, the Board of Managing Directors made use of this authorization by increasing the bank's share capital by €18m up to now. Accordingly, the remaining amount of authorized capital is €32m.
The Annual General Meeting on March 18, 2004 decided to increase the bank's capital for a contribution in cash by €50m to 140%.
The bank's subscribed capital thus stands at €269.3m.

Number and denomination of shares

The bank's subscribed capital of €269.3m is split in 269,300,000 registered shares of €1 each. The capital is fully paid up.

Capital reserve in € m

The bank's capital reserve has changed as follows:	
Balance carried forward on January 1, 2004	319.6
Allocations in 2004	20.0
Balance as of December 31, 2004	339.6

Revenue reserves

In order to reach an even amount, the General Meeting decided to add €6,000 of the net income for 2003 to the revenue reserves. Accordingly, the revenue reserves stood at €45m as at year-end 2004.

Contingent liabilities

This item does not include any significant individual amount.

Other commitments in € m

Total irrevocable lending commitments:	
Mortgage loans	325.2
Public-sector loans	0.5
Total	325.7

Personnel expenses

In 2004 personnel expenses totaled € 13,680,669. This includes the total compensation of € 1,404,647 received by the members of the Board of Managing Directors. This figure includes performance-related payments totaling € 588,466.
Payments to former members of the Board of Managing Directors totaled € 84,671. The reserve for these payments amounts to € 340,000.

Other administrative expenses

The other administrative expenses for the bank's operations amounted to € 11,039,925 including the compensation of € 194,230 received by the members of the Supervisory Board. This figure includes performance-related payments totaling € 88,000.

Other operating income and expenses

Other operating income mainly relates to rental income and income from servicing agreements. Other operating expenses mainly refer to the outsourcing costs of the processing and administration of home loans secured by mortgages. In addition, this item includes special write-offs on properties taken over by the bank to prevent losses and are reported under current assets.
Furthermore, this item includes the pro-rata operating costs paid by our tenants, as well as maintenance costs relating to our properties.

Income tax

Income tax has been allocated to the result arising from ordinary business activities. A tax group *(Organschaft)* with the Commerzbank AG for turnover or trade tax consolidation purposes has not been formed.

Appropriation of profit

The entire net income under review, amounting to € 91,000,000, is distributable profit.

Cover pool of our public-sector *Pfandbriefe* Ordinary cover in €1,000

Claims on banks	
– public-sector loans	10,800,864
Claims on customers	
– mortgage loans (guaranteed by public-sector bodies)	16,488
– public-sector loans	21,117,750
Bonds and other fixed income securities (book value in €1,000: 20,878,740)	20,770,429
Total	52,705,531

Cover pool of our public-sector *Pfandbriefe* Substitute cover in €1,000

Other claims on banks	—
Total	—
Total value of cover	52,705,531
Total volume of public-sector *Pfandbriefe* requiring cover	51,340,378
Surplus cover	1,365,153

Cover pool of our mortgage *Pfandbriefe* Ordinary cover in €1,000

Claims on customers	
– mortgage loans	4,037,890
Tangible assets (land charges on property owned by the bank)	17,486
Total	4,055,376

Cover pool of our mortgage *Pfandbriefe* Substitute cover in €1,000

Bonds and other fixed income securities	425,000
Total	425,000
Total value of cover	4,480,376
Total volume of mortgage *Pfandbriefe* requiring cover	4,127,597
Surplus cover	352,779

Breakdown of mortgages serving as cover – by Federal States/EU

	Quantity	in € m
Baden-Württemberg	2,569	256.2
Bavaria	2,537	322.6
Berlin	863	209.9
Brandenburg	1,186	102.9
Bremen	417	33.7
Hamburg	752	110.6
Hesse	2,688	336.5
Lower Saxony	4,028	549.3
Mecklenburg-Western Pomerania	534	52.6
North Rhine-Westphalia	14,264	1,576.0
Rhineland-Palatinate	962	80.1
Saarland	419	32.0
Saxony	736	96.4
Saxony-Anhalt	367	48.3
Schleswig-Holstein	2,132	169.7
Thuringia	477	59.8
EU member states	6	18.8
Total	34,937	4,055.4

Breakdown of mortgages serving as cover – by type of property in € m

The portfolio of mortgage loans covering mortgage *Pfandbriefe* comprises:	
Commercial properties	809.0
Residential properties	3,240.0
Mortgages on building sites	0.1
Buildings under construction, not yet generating earnings	6.3
Total	4,055.4

Breakdown of mortgages serving as cover – by loan size

	€	Quantity	in € m
Up to	50,000	8,111	240.4
Up to	500,000	26,488	2,582.6
More than	500,000	338	1,232.4
Total		34,937	4,055.4

Breakdown of public-sector loans serving as cover – by borrower including bonds and notes

	Quantity	in € m
The German Federal Government and the Federal Government's Special Fund	30	1,439.1
German Federal States *(Länder)*	545	20,282.3
Towns and municipalities[1]	1,134	4,540.3
Public-sector banks	729	19,226.4
Loans to EU member states	174	6,344.4
Other loans to foreign countries	50	856.5
Mortgage loans guaranteed by public-sector bodies	48	16.5
Total	2,710	52,705.5

[1] including municipal special purpose associations, municipalities and associations of municipal authorities, loans guaranteed by municipal authorities, non-profit organizations, insurance companies governed by public law and other financing institutions

Compulsory sales/administration On December 31, 2004 the following were pending:

	Compulsory sales	Administration	Compulsory sales and administration	Total number of cases	Compulsory sales effected in 2004
Residential properties	41	4	20	65	16
Commercial properties	3	7	14	24	3
Total	44	11	34	89	19

To prevent losses from being incurred, Essen Hyp took possession of a building site held under a ground lease and used for residential purposes in 2004.

Interest in arrears

On the balance sheet date, the mortgage lending business reported interest in arrears for more than three months of €0.6m. €0.5m thereof relates to commercial properties, €0.1m to residential properties.

Mortgage repayments in € m

Repayments during 2004:	
Through amortization	319.0
Other	459.5
Total	778.5

Financial derivatives in € m

	Nominal amount				Market value		
	Remaining time to maturity						
Interest-based transactions:	<= 1 year	1–5 years	> 5 years	Total	Positive	Negative	Total
Interest rate swaps (same currency)	16,329	116,125	86,716	219,170	3,728	–7,146	–3,418
Interest rate option sales	5	897	3,405	4,307	71	–486	–415
Credit default swap	—	—	72	72	0	0	0
Other interest contracts	—	869	100	969	7	–7	0
Currency-based transactions:							
Currency swaps	1,308	269	1,693	3,270	78	–66	12
Total	17,642	118,160	91,986	227,788	3,884	–7,705	–3,821

All derivatives serve to hedge interest rate and market price fluctuations, as well as currency risks. We have not traded in financial derivatives. The negative market values of the derivatives are offset by valuation reserves from the underlying transactions in the valuation units and by valuation reserves in our loan and securities portfolios, which were covered as a part of our macro hedging. The overall market value of all interest-bearing transactions of our bank is clearly positive.

Breakdown of partners in financial derivatives in € m

	Volume
OECD banks	227,788

In accordance with *Grundsatz I,* the counterparty risk is calculated by applying the mark-to-market method and totals €984m. First, we have determined the positive market values, taking into account counterparty netting agreements. These figures were increased by the premium which applies to the relevant counterparty.

Total volume of foreign currency positions in € m

Assets	1,698.6
Liabilities	732.7

All foreign currency positions have been hedged by corresponding rate-hedging transactions in order to eliminate currency risks.

Loans to Board members in € m

Board of Managing Directors	1.7
Supervisory Board	18.3
Total	20.0

Average number of staff

	Collectively negotiated salaries (non-exempt)	Individually agreed salaries (exempt)
Full-time staff	76	49
Trainees	6	—
Part-time staff	9	2
Total	91	51

The average number of staff employed in 2004 was 142.

Statement in accordance with Section 20 (1) and (4) of the German Stock Corporation Act *(AktG)*

We were informed by the Commerzbank AG, Frankfurt, that it holds more than 50% of the shares issued by our company. Additionally, we were informed by the Helvetic Grundbesitz Verwaltung GmbH, Berlin, that it holds more than 25% of the shares issued by our company.

Corporate Governance Code – Declaration of Compliance in accordance with Section 161 of the German Stock Corporation Act *(AktG)*

The Board of Managing Directors and the Supervisory Board of Hypothekenbank in Essen AG issued a Declaration of Compliance in accordance with Section 161 of the German Stock Corporation Act *(AktG)*, which can be viewed on our company website www.essenhyp.com.

Commitments to affiliated companies

We have committed ourselves to bear any and all losses of our affiliated company TIGNATO Beteiligungsgesellschaft mbH & Co. KG KölnTurm MediaPark KG, Düsseldorf.

Other commitments

Our payment obligations under rent and license agreements total €1.3m p.a. for the next three years.

Consolidated annual accounts

Commerzbank AG, Frankfurt am Main, holds an interest of more than 50% in our company.

The present annual accounts of Essen Hyp will be included in the consolidated annual accounts of the Commerzbank Group, which have been compiled in accordance with the adopted and published International Accounting Standards (IAS) and/or the International Financial Reporting Standards (IFRS). Any accounting, valuation and consolidation methods applied in these IAS/IFRS accounts, which deviate from German law, are explained in the notes to the consolidated annual accounts.

Our subsidiaries REGINA Finanz- und Versicherungsvermittlung GmbH, Essen, Essen Hyp Immobilien GmbH, Essen, Immobilien Expertise GmbH, Essen, and TIGNATO Beteiligungsgesellschaft mbH & Co. KG KölnTurm MediaPark KG, Düsseldorf, are not included in the consolidated annual accounts of the Commerzbank Group.

The consolidated annual accounts of the Commerzbank Group as of December 31, 2003 were deposited with the local court *(Amtsgericht)* of Frankfurt am Main, HRB (Register of Companies) No. 32000, and published in the Federal Gazette *(Bundes-*

anzeiger) No. 122, dated July 3, 2004, pages 13,024 to 13,064. The consolidated annual accounts as of December 31, 2004 will also be deposited with the local court *(Amtsgericht)* Frankfurt am Main and published in the Federal Gazette *(Bundesanzeiger)*.

Seats on Supervisory Boards and other Supervisory Committees

Hubert Schulte-Kemper

- neuma – Neue Marler Baugesellschaft mbH; Chairman of the Supervisory Board *(until December 17, 2004)*
- Vestische Straßenbahnen GmbH; Chairman of the Supervisory Board

Harald Pohl

- *Erste* Europäische Pfandbrief- und Kommunalkreditbank Aktiengesellschaft in Luxemburg; Member of the Board of Directors *(until December 31, 2004)*

Supervisory Board

ANDREAS DE MAIZIÈRE
Chairman *(since March 18, 2004);*
Member of the Board of Managing Directors,
Commerzbank AG

DR. AXEL FRHR. V. RUEDORFFER
Chairman *(until March 18, 2004);*
Member of the Central Advisory Board,
Commerzbank AG

DIPL.-OEC. BERTA SCHUPPLI
Deputy Chairman

DIETER DISSE
Bank Employee

UTE GIBBELS
Bank Employee

DR. RENATE KRÜMMER
(since March 18, 2004)
Executive Vice President, Group Strategy
and Controlling, Commerzbank AG

DR. ERIC STRUTZ
Member of the Board of Managing Directors,
Commerzbank AG

Board of Managing Directors

HUBERT SCHULTE-KEMPER
Chairman

MICHAEL FRÖHNER

HARALD POHL
(until December 31, 2004)

Essen, February 17, 2005
Hypothekenbank in Essen Aktiengesellschaft

The Board of Managing Directors



Schulte-Kemper



Fröhner

Auditors' Certificate

"We have audited the annual accounts, the books of account and the management report of Hypothekenbank in Essen AG for the financial year from January 1, 2004 to December 31, 2004. The maintenance of the books and records and the preparation of the annual accounts and management report in accordance with German commercial law and the additional provisions of the Articles of Association are the responsibility of the Company's Board of Managing Directors. Our responsibility is to express, on the basis of our audit, an opinion on the annual accounts, including the books of account, and on the management report.

We conducted our audit of the annual accounts in accordance with Section 317 of the German Commercial Code *(HGB)* and the generally accepted German standards for the audit of annual accounts promulgated by the German Institute of Auditors *(Institut der Wirtschaftsprüfer, IDW)*. These standards require that we plan and perform the audit such that misstatements materially affecting the presentation of the net assets, financial positions and results of operations in the annual accounts – in accordance with the German principles of proper accounting – and in the management report are detected with reasonable assurance. Knowledge of the business activities and the economic and legal environment of the Company and evaluations of possible misstatements are taken into account in the determination of audit procedures. Within the framework of the audit, the effectiveness of the internal control system and the evidence supporting the disclosures in the books and records, the annual accounts and the management report are examined primarily on a sample basis. The audit includes assessing the accounting principles used and significant estimates made by the Board of Managing Directors as well as evaluating the overall presentation of the annual accounts and management report. We believe that our audit provides a reasonable and safe basis for our opinion.

Our audit has not led to any reservations.

In our opinion, the annual accounts give a true and fair view of the net assets, financial position and results of operations of the Company in accordance with the German principles of proper accounting.

On the whole, the management report provides an accurate understanding of the Company's position and suitably presents the risks of future development."

Düsseldorf, February 21, 2005

PwC Deutsche Revision Aktiengesellschaft
Wirtschaftsprüfungsgesellschaft



ppa. 

Dr. Erner
Auditor

ppa. Meteling
Auditor

Report of the Supervisory Board

The Supervisory Board carried out its duties in accordance with applicable law and the bank's statutes, constantly supervising the conduct of the bank's affairs. In four meetings and numerous individual discussions the Supervisory Board was informed by the Board of Managing Directors about the business policy, basic management issues, the situation and development of the bank and major business transactions. All these topics were thoroughly discussed with the Board of Managing Directors.

The Supervisory Board appointed a Presiding Committee and a Risk Committee staffed with members of the Board. In 2004, the Presiding Committee met three times. In four meetings, the Risk Committee, previously named 'Credit Committee', dealt with risk management issues, such as market, liquidity, credit and counterparty risks, as well as operational and other risks. In the periods between meetings, loans requiring approval were submitted and approved by exchange of letters.

Pursuant to Section 161 of the German Stock Corporation Act *(AktG),* the Supervisory Board and the Board of Managing Directors are required to issue a Declaration of Compliance confirming that the recommendations of the German Governance Code Commission have been met and, if applicable, indicating which recommendations have not been complied with.

The Corporate Governance Code of Hypothekenbank in Essen AG complies with the recommendations of the German Governance Code Commission published on May 21, 2003, except for those restrictions which relate to the fact that Essen Hyp is not a German listed company and does not produce consolidated accounts, and except also for those disclosed to the public on Essen Hyp's website (www.essenhyp.com).

In the year under review there were no conflicts of interest of the members of the Supervisory Board.

The annual accounts and the management report for the financial year 2004 were audited by PwC Deutsche Revision Aktiengesellschaft, Wirtschaftsprüfungsgesellschaft, Frankfurt am Main, appointed as auditors at the AGM, and received their unqualified certification. The annual accounts, the management report and the auditors' reports were made available to all members of the Supervisory Board in good time for the relevant Board meeting. The auditors were available to inform the Supervisory Board about important results from their audit and to answer questions. The Supervisory Board has signified its agreement with the results of the audit.

The Supervisory Board's final examination of the annual accounts, its management report and the proposals as to the appropriation of the distributable profit has revealed no cause for objections.

The Supervisory Board has approved the annual accounts presented by the Board of Managing Directors. Accordingly they may be regarded as adopted.

The Supervisory Board concurs with the proposal of the Board of Managing Directors as to the profit appropriation. Pursuant to Section 312 of the German Stock Corporation Act *(AktG),* the Board of Managing Directors also prepared a report on relations with affiliated companies and presented it to the Supervisory Board, together with the corresponding auditors' report by PwC Deutsche Revision Aktiengesellschaft, Wirtschaftsprüfungsgesellschaft, Frankfurt am Main.

The Supervisory Board has examined and approved the report of the Board of Managing Directors as well as the findings of the auditors' report. The auditors have provided the following certification for the report of the Board of Managing Directors on the bank's relations with affiliated companies: "Having conducted our audit and evaluation in accordance with professional auditing standards, we confirm that

1. The actual details of the report are accurate;
2. The company's consideration in the transactions detailed in the report was not unreasonably high."

Following the final results of its examination, the Supervisory Board has raised no objections as regards the declaration of the Board of Managing Directors in its report on relations with affiliated companies.
The Supervisory Board wishes to express its thanks and appreciation to the Board of Managing Directors and the bank's staff for their outstanding efforts. Particular thanks are extended to Mr. Harald Pohl.
Mr. Harald Pohl had been appointed member of the Board of Managing Directors of Hypothekenbank in Essen AG in mid-1999 and since has made an important contribution to Essen Hyp's success.
At year-end 2004 he resigned from the Board of Managing Directors at his own request.
Having reached retirement age, Dr. Axel Frhr. v. Ruedorffer resigned from the Supervisory Board of Hypothekenbank in Essen AG on March 18, 2004. Appointed member of the Supervisory Board of Hypothekenbank in Essen AG in 1997 and Chairman of the Supervisory Board and its Committees in 2001, Dr. Axel Frhr. v. Ruedorffer has had a major impact on the bank's development. The Supervisory Board and the Board of Managing Directors would like to extend their thanks to Dr. v. Ruedorffer for his outstanding commitment in assisting the bank's activities with his remarkable expertise and constructive criticism. Dr. v. Ruedorffer has been appointed Chairman of the Advisory Council and will thus continue to play an active role in the further development of Essen Hyp.
On March 18, 2004, the General Meeting elected Dr. Renate Krümmer to the Supervisory Board for the remaining term of office of Dr. v. Ruedorffer.

Essen, March 17, 2005

The Supervisory Board



(Chairman)

Corporate Governance Code of Hypothekenbank in Essen Aktiengesellschaft, Essen

1. Preamble

1.1 Implementation of the German Corporate Governance Code

The German Corporate Governance Code Commission (the "Code Commission") set up by the German government, presented the German Corporate Governance Code on February 26, 2002. This Code of best practice describes key statutory provisions for the management and supervision of German listed companies and embodies internationally and nationally recognized standards for good and responsible governance. It is intended to make the German system of corporate governance transparent and understandable, and also to promote the trust of international and national investors, customers, employees and the general public in the management and supervision of listed companies.
The German Corporate Governance Code contains the following three elements:

- a presentation of applicable law
- recommendations of the Code Commission regarding the management and supervision of companies
- suggestions

This Code of best practice, as amended on November 7, 2002, has been officially published by the Federal Ministry of Justice, and is complemented by a provision in the German Stock Corporation Act *(AktG)* pursuant to which the Board of Managing Directors and the Supervisory Board of listed stock corporations *(Aktiengesellschaften)* are required to declare every year whether these recommendations were complied with and which recommendations were not applied (the "comply or explain declaration").

The shares of Hypothekenbank in Essen Aktiengesellschaft (hereinafter also referred to as "Essen Hyp" or "bank") are not listed on a stock exchange. At present, Hypothekenbank in Essen Aktiengesellschaft has only two shareholder groups: Commerzbank Aktiengesellschaft, with a majority stake, and the Schuppli Group holding the remaining shares. This is why certain legal requirements and stipulations set out in the German Corporate Governance Code, which are applicable to German listed companies, are not relevant to Essen Hyp.
Nevertheless, Hypothekenbank in Essen Aktiengesellschaft expressly welcomes and supports the German Corporate Governance Code and the goals and objectives it pursues. The Corporate Governance Code of Hypothekenbank in Essen Aktiengesellschaft (hereinafter referred to as the "Code") complies with the requirements set out in the German Corporate Governance Code, except from those restrictions which relate to the fact that Essen Hyp is not a German listed company and does not set up consolidated accounts.
The Code clarifies the rights of shareholders who provide Essen Hyp with the necessary equity capital and bear the entrepreneurial risk. At the same time, it presents the rules set out in the Articles of Association and the rules of procedure for the Supervisory Board and the Board of Managing Directors.

1.2 Board system of Hypothekenbank in Essen Aktiengesellschaft

A dual board system is prescribed by law for Hypothekenbank in Essen Aktiengesellschaft as a German stock corporation.
The Board of Managing Directors is responsible for managing the company. Its members are jointly accountable for the management of the company, whereby the individual members are responsible for the areas assigned to them within the framework of

Board resolutions. The Chairman of the Board of Managing Directors coordinates the work of the Board members. Subject to certain legal provisions, such as Section 15 of the German Banking Act *(KWG)*, Board resolutions are passed with the majority of votes cast.

The Supervisory Board appoints, supervises and advises the members of the Board of Managing Directors and is directly involved in decisions of fundamental importance to the company. The Chairman of the Supervisory Board coordinates the work of the Supervisory Board.

Two thirds of the members of the Supervisory Board are elected by the shareholders at the General Meeting. The two remaining members of the Supervisory Board are staff representatives who are elected by the bank's employees at a secret ballot. The Chairman of the Supervisory Board is appointed by the Commerzbank Aktiengesellschaft, being the majority shareholder. His deputy is appointed by the minority shareholder. Subject to certain legal provisions, Supervisory Board resolutions are passed with the majority of votes cast. In the case of a tie – also at elections – the Chairman of the meeting has the casting vote. Both, the representatives elected by the shareholders and the staff representatives are obliged to act in the company's best interests.

The company's accounting follows the 'true and fair view' principle and presents a view of the company's net assets, financial position and earnings situation that corresponds to the actual circumstances.

As a rule this Code will be reviewed and, if necessary, adjusted once a year in the light of national and international developments and changes within the company.

2. Shareholders and General Meeting

2.1 Shareholders

2.1.1 Shareholders exercise their rights at the General Meeting and vote there.

2.1.2 Each share carries one vote. There are no shares with multiple voting rights, preferential voting rights (golden shares) or maximum voting rights.

2.2 General Meeting

2.2.1 The Board of Managing Directors submits the Annual Financial Statements to the General Meeting. The General Meeting decides on the appropriation of profit and the discharge of the acts of the Board of Managing Directors and of the Supervisory Board. It also elects the shareholders' representatives to the Supervisory Board and the auditors.

Furthermore, the General Meeting decides on the Articles of Association, the object of the company, amendments to the Articles of Association and essential corporate measures such as, in particular, inter-company agreements and transformations and the issuance of new shares, convertible bonds, bonds with warrants and profit-sharing certificates, or it authorizes the Board of Managing Directors to issue them with the approval of the Supervisory Board. In addition, the General Meeting decides on the authorization to purchase own shares.

2.2.2 When new shares are issued, shareholders shall have a subscription right reflecting their respective share of the equity capital, unless the General Meeting decides otherwise.

2.2.3 Each shareholder is entitled to participate in the General Meeting, to take the floor on matters on the agenda and to submit materially relevant questions and proposals.

2.2.4 The Chairman of the General Meeting shall ensure that the meeting runs smoothly.

2.3 Invitation to the General Meeting, Proxies

2.3.1 The Board of Managing Directors shall convene the General Meeting at least once a year, giving details of the agenda. A quorum of shareholders is entitled to require that a General Meeting be convened and the agenda extended. The Board of Managing Directors shall not only make available the reports and documents that are required by law for the General Meeting, including the Annual Report, during the meeting itself, but also send them to the shareholders on request.

2.3.2 The bank facilitates the personal exercising of shareholders' rights and also assists the shareholders in the use of proxies. The Board of Managing Directors arranges for the appointment of a representative to exercise shareholders' voting rights in accordance with their instructions.

3. Cooperation between the Board of Managing Directors and the Supervisory Board

3.1 The Board of Managing Directors and the Supervisory Board shall cooperate closely to the benefit of the company.

3.2 The Board of Managing Directors coordinates the bank's business strategy with the Supervisory Board and discusses the current state of strategy implementation with the Supervisory Board at regular intervals.

3.3 Pursuant to specific provisions set out in the Articles of Association, by the Supervisory Board and in the German Banking Act *(KWG)*, transactions of fundamental importance require the approval of the Supervisory Board. These transactions include decisions or measures which fundamentally alter the company's asset, financial or earnings situation, as well as fundamental credit decisions.

3.4 Providing the Supervisory Board with sufficient information is the joint responsibility of the Board of Managing Directors and the Supervisory Board. The Board of Managing Directors shall inform the Supervisory Board regularly, without delay and comprehensively, about all issues that are relevant to Essen Hyp with regard to planning, business development, the risk situation and risk management. The Board of Managing Directors reports on deviations of the actual plans from previously formulated targets, indicating the reasons for these deviations.
The Supervisory Board specifies the information and reporting duties of the Board of Managing Directors. The reports of the Board of Managing Directors to the Supervisory Board are, as a rule, to be submitted in writing. Documents required for decision-making such as, in particular, the Annual Financial Statements and the Auditors' Report are, to the extent possible, forwarded to the members of the Supervisory Board in due time prior to the meeting.

3.5 Good corporate governance requires an open discussion between the Board of Managing Directors and the Supervisory Board, as well as amongst the members within the Board of Managing Directors and the Supervisory Board. The strict observance of confidentiality is of paramount importance for this. All Board members shall ensure that the staff members they employ also comply with the obligation to maintain confidentiality.

3.6 As necessary, the Supervisory Board meets without the Board of Managing Directors.

3.7 In the event of a takeover offer the Board of Managing Directors and the Supervisory Board of the bank, as the target company, must submit a statement of their reasoned position so that the shareholders can make an informed decision on the bid. After the announcement of a takeover bid, the Board of Managing Directors may not take any actions outside the ordinary course of business that could prevent the success of the bid unless the Board of Managing Directors has been authorized by the General Meeting, or the Supervisory Board has given its approval. In making their decisions, the Board of Managing Directors and the Supervisory Board are obliged to act in the best interests of the shareholders and of the company.

3.8 The members of the Board of Managing Directors and the Supervisory Board shall comply with the rules of proper corporate management. If they violate the due care and diligence of a prudent and conscientious member of the Board of Managing Directors or the Supervisory Board, they are liable to the bank for damages.
The bank has taken out a directors' and officers' liability insurance (D&O insurance) policy for the Board of Managing Directors and the Supervisory Board, placed through the majority shareholder, the Commerzbank Aktiengesellschaft. A suitable deductible has been agreed for both the members of the Board of Managing Directors and the members of the Supervisory Board.

3.9 Pursuant to Section 15 of the German Banking Act *(KWG)* the extension of loans from the company to members of the Board of Managing Directors or the Supervisory Board or their relatives (spouses and children who are still minors) requires the unanimous approval of the Board of Managing Directors, as well as the prior consent of the Supervisory Board.

3.10 The Board of Managing Directors and the Supervisory Board shall report in each year's Annual Report on the company's Corporate Governance. This includes the explanation of possible deviations from the recommendations of the German Corporate Governance Code.

4. The Board of Managing Directors

4.1 Tasks and Responsibilities

4.1.1 The Board of Managing Directors is responsible for independently managing the company. In doing so, it is obliged to act in the company's best interests and undertakes to increase the sustainable value of the company.

4.1.2 The Board of Managing Directors develops the company's strategy, coordinates it with the Supervisory Board and ensures its implementation.

4.1.3 The Board of Managing Directors shall ensure that all provisions set out by law are complied with.

4.1.4 The Board of Managing Directors ensures appropriate risk management and risk controlling within the company.

4.2 Composition and Compensation

4.2.1 The Board of Managing Directors is composed of several persons and has a Chairman. Rules of procedure, which require the approval of the Supervisory Board, govern cooperation within the Board of Managing Directors. The Board of Managing Directors cooperates on a basis of trust with the bank's other bodies and the employee representatives to the benefit of the company.

4.2.2 The compensation of the members of the Board of Managing Directors is fixed by the Presiding Committee of the Supervisory Board at an appropriate amount, based on a performance assessment. Criteria for determining the appropriateness of the compensation are, in particular, the tasks of the respective Board member, his personal performance, the performance of the Board of Managing Directors as a whole, the economic situation, and the performance and future prospects of the bank, taking into account its competitors.

4.2.3 The overall compensation of the members of the Board of Managing Directors comprises a fixed salary and variable elements. The variable part of the compensation includes both result- and performance-linked components and is based on the achievement of the bank's business success, the results of the business segments for which the respective Board member is responsible, and his individual performance. All compensation components must be appropriate, both individually and in total.

4.2.4 The compensation of the members of the Board of Managing Directors is reported in the Notes to the Annual Accounts, broken down into fixed salary and variable components, each in a single sum.

4.3 Conflicts of Interest

4.3.1 During their employment with Essen Hyp, the members of the Board of Managing Directors are subject to a comprehensive non-competition obligation.

4.3.2 In connection with their work, the members of the Board of Managing Directors and employees may neither demand nor accept from third parties payments or other benefits for themselves or for any other person, nor grant any unlawful advantage to third parties.

4.3.3 The members of the Board of Managing Directors are bound by the company's best interests. No member of the Board of Managing Directors will pursue personal interests in his decisions, or use business opportunities intended for Essen Hyp for himself.

4.3.4 Each member of the Board of Managing Directors must disclose conflicts of interest to the Supervisory Board without delay and inform the other members of the Board of Managing Directors. All transactions between the company and the members of the Board of Managing Directors, persons they are closely related to or companies they have a personal association with must meet the standards that are customary in the sector. Important transactions require the approval of the Supervisory Board or the Committee responsible according to the rules of procedure of the Supervisory Board.

4.3.5 Sideline activities of the members of the Board of Managing Directors, especially Supervisory Board mandates outside the company, are subject to the approval of the Supervisory Board.

5. The Supervisory Board

5.1 Tasks and Responsibilities

5.1.1 The task of the Supervisory Board is to provide continuous advice to, and to monitor the work of the Board of Managing Directors in the management of the company. The Supervisory Board must be involved in all decisions that are of fundamental importance to the bank.

5.1.2 The Supervisory Board appoints and dismisses the members of the Board of Managing Directors. Together with the Board of Managing Directors, the Presiding Committee of the Supervisory Board ensures that there is long-term successor planning. The Supervisory Board has delegated the preparations for the appointment of members to the Board of Managing Directors to the Presiding Committee, which also lays down the conditions of the employment contracts, including compensation.
A re-appointment prior to one year before the end of the appointment period with a simultaneous termination of the current appointment may only take place under special circumstances. For members of the Board of Managing Directors there is a fixed age limit of 65 years.

5.1.3 The Supervisory Board has issued rules of procedure.

5.2 Tasks and Powers of the Chairman of the Supervisory Board

The Chairman of the Supervisory Board coordinates the work within the Supervisory Board and chairs its meetings.

The Chairman of the Supervisory Board also chairs the Presiding Committee which, inter alia, deals with the employment contracts of the members of the Board of Managing Directors.
The Chairman of the Supervisory Board maintains close contact with the Board of Managing Directors, and with the Chairman in particular, in order to discuss the strategy, business development and risk management of the bank. The Chairman of the Supervisory Board shall, without delay, be informed by the Chairman of the Board of Managing Directors of any events material for the assessment of the bank's situation and development, or for the management of the bank. The Chairman of the Supervisory Board shall then inform the Supervisory Board and, as necessary, convene an extraordinary meeting of the Supervisory Board.

5.3 Formation of Committees

5.3.1 Depending on the specific features of the company and the number of Supervisory Board members, the Supervisory Board has formed a Presiding Committee and a Risk Committee from within itself. These two committees serve to increase the efficiency of the Supervisory Board's work and deal with more complex issues. The Chairman of each committee regularly reports to the Supervisory Board on the work of the respective committee.

5.3.2 The rules of procedure of the Supervisory Board provide for committees to make decisions in place of the Supervisory Board. The Presiding Committee prepares Supervisory Board meetings, at which personnel decisions are to be made.

5.3.3 The Supervisory Board can delegate other subjects to be handled by one or several committees. These subjects include the strategy of the bank, the compensation of the members of the Board of Managing Directors, investments and financing.

5.4 Composition and Compensation

5.4.1 When submitting proposals for the election of Supervisory Board members, care shall be taken that the Supervisory Board, is, at all times, composed of members who, as a whole, have the required knowledge, ability and expertise to properly complete their tasks and are sufficiently independent. Furthermore, the international activities of the company and potential conflicts of interest are taken into account.

5.4.2 To ensure the Supervisory Board's independent advice and supervision of the Board of Managing Directors, not more than one former member of the Board of Managing Directors shall be a member of the Supervisory Board. Moreover, Supervisory Board members shall not hold directorships or similar positions with main competitors of the company or provide any advisory services to them.

5.4.3 The members of the Supervisory Board shall ensure that they have sufficient time to perform their mandate. Members of the Board of Managing Directors of a listed bank shall not accept more than five Supervisory Board mandates in non-group listed companies.

5.4.4 The election or re-election of all Supervisory Board members takes place at the same time, and as a rule for the longest admissible period of office. Elections to replace members are for the remaining period of office of a member of the Supervisory Board who resigns prematurely, or, if the resigning member's period of office was shorter than the regular period of office in accordance with sentence 1 of this Section, up to the end of the period of office of the other members of the Supervisory Board who have been appointed for the longest admissible period of office.

5.4.5 The compensation of the members of the Supervisory Board is specified in the Articles of

Association. It is based upon the responsibilities and tasks of the members of the Supervisory Board, as well as the economic situation and performance of the bank. Also taken into account are the holding of a chair or deputy chair position in the Supervisory Board, as well as the Chairmanship and membership in any Supervisory Board committee.
The members of the Supervisory Board receive fixed as well as performance-related compensation. The latter is based upon the dividend payments to the bank's shareholders.
The compensation of the members of the Supervisory Board is reported in the Notes to the Annual Accounts, broken down according to components, each in a single sum. Should, by way of exception, compensation be paid to the members of the Supervisory Board or advantages extended for services provided individually, in particular, advisory or agency services, these payments are shown separately in the Notes to the Annual Accounts.

5.4.6 If a member of the Supervisory Board has taken part in less than half of the meetings of the Supervisory Board in a financial year, this will be noted in the Report of the Supervisory Board.

5.5 Conflicts of Interest

5.5.1 All members of the Supervisory Board are bound to act in the company's best interests. No member of the Supervisory Board will pursue personal interests in his decisions, or use business opportunities intended for the company for himself.

5.5.2 Each member of the Supervisory Board shall inform the Chairman of the Supervisory Board of any conflicts of interest, especially those which may result from a consultant or directorship position with clients, suppliers, lenders or other business partners. If necessary, the Chairman of the Supervisory Board will then have the Presiding Committee discuss the issue. The Chairman of the Supervisory Board shall disclose his own conflicts of interest to the Supervisory Board or the Presiding Committee.

5.5.3 Material and not merely temporary conflicts of interest with respect to the person of a Supervisory Board member shall result in the termination of his mandate.

5.5.4 Advisory and other service agreements between a member of the Supervisory Board and the bank require the Supervisory Board's approval.

5.6 Examination of Efficiency

The Supervisory Board shall examine the efficiency of its activities on a regular basis.

6. Transparency

6.1 The Board of Managing Directors shall disclose without delay any new facts within the bank's field of activity that are not known publicly if they are likely to substantially influence the price of the bank's listed securities, due to their impact on the asset and financial situation or general business development.

6.2 As soon as the bank becomes aware of the fact that an individual acquires, sells or by any other means exceeds or falls short of 5, 10, 25, 50 or 75% of the voting rights in the bank, the Board of Managing Directors shall disclose this fact without delay.

6.3 The bank's treatment of all shareholders in respect of information shall be the same. The bank shall also disclose all new facts made known to financial analysts and similar addressees to its shareholders without delay.

6.4 The bank shall use suitable communication media, such as the internet, to inform shareholders and investors in a prompt and uniform manner.

6.5 Any information which the bank discloses abroad in compliance with applicable capital market law provisions will also be disclosed domestically without delay.

6.6 As part of the bank's regular information policy, the dates of its most important regular publications (including the Annual Report, Interim Reports, General Meeting) are published sufficiently in advance in a 'financial calendar'.

6.7 Any information on the bank disclosed by the bank itself shall also be published on the bank's website. The website shall have a clear structure.

7. Reporting and Audit of the Annual Financial Statements

7.1 Reporting

7.1.1 Third parties receive their information through the Annual Financial Statements. During the financial year, they receive additional information in the form of Interim Reports that are published at the end of the second and third quarters. The Annual Financial Statements and Interim Reports are prepared according to national legislation, i.e. the provisions set out in the German Commercial Code *(HGB),* which also form the basis for taxation.

7.1.2 The Annual Financial Statements are prepared by the Board of Managing Directors and examined by the auditors and the Supervisory Board. The Annual Financial Statements shall be publicly accessible within 90 days of the end of the financial year; Interim Reports shall be publicly accessible within 45 days of the end of the reporting period.

7.1.3 The bank publishes a list of third party companies in which it has a participating interest that is not of minor importance for the bank. The trading portfolios of the bank, on which voting rights are not exercised, are disregarded in this context. In accordance with the German Commercial Code *(HGB)* the following information is provided in the bank's Annual Accounts: name and registered office of the bank, the amount of the interest, the amount of equity and the operating result of the past financial year.

7.1.4 Notes on the relationships with shareholders who are considered 'related parties' pursuant to the applicable accounting regulations, shall be provided in the Annual Financial Statements.

7.2 Audit of the Annual Financial Statements

7.2.1 Prior to submitting a proposal for election, the Supervisory Board will obtain a statement from the proposed auditor stating whether, and where applicable, which professional, financial and other relationships exist between the auditor and its executive bodies and head auditors on the one hand, and the bank and its Board members on the other hand, that could call its independence into question. This statement shall include the extent to which other services were performed for the bank in the past year, especially in the field of consultancy, or which are contracted for the following year.
The Supervisory Board agrees with the auditor that the Chairman of the Supervisory Board will be informed immediately of any grounds for disqualification or partiality occurring during the audit, unless such grounds are removed immediately.

7.2.2 The Supervisory Board shall commission the auditor to carry out the audit and conclude an agreement on the latter's fee.

7.2.3 The Supervisory Board shall arrange for the auditor to report on all facts and events of importance for the tasks of the Supervisory Board which arise during the performance of the audit.
The Supervisory Board shall arrange for the auditor to inform it and/or note in the Auditors' Report if, during the performance of the audit, the auditor comes across facts which show a misstatement by the Board of Managing Directors and Supervisory Board on the Corporate Governance Code.

7.2.4 The auditor takes part in the Supervisory Board's deliberations on the Annual Financial Statements and reports on the relevant results of the audit. He is available to answer the questions the members of the Supervisory Board may have.

Declaration of Compliance with the German Corporate Governance Code pursuant to Section 161 of the German Stock Corporation Act *(AktG)*

Preliminary remark: The shares of Hypothekenbank in Essen Aktiengesellschaft (hereinafter also referred to as "Essen Hyp" or the "bank") are not listed on a stock exchange. At present, the Hypothekenbank in Essen Aktiengesellschaft has only two shareholder groups: Commerzbank Aktiengesellschaft, with a majority stake, and the Schuppli Group holding the remaining shares. Accordingly, certain legal requirements and stipulations set out in the German Corporate Governance Code, which are applicable to German listed companies, are not relevant to Essen Hyp. Nevertheless, Hypothekenbank in Essen Aktiengesellschaft expressly welcomes and supports the German Corporate Governance Code and the goals and objectives it pursues. The Corporate Governance Code of Hypothekenbank in Essen Aktiengesellschaft complies with the recommendations of the German Governance Code Commission, first announced in the official section of the electronic version of the Federal Gazette *(Bundesanzeiger)* on August 20, 2002 and amended on May 21, 2003, except for those restrictions which relate to the fact that Essen Hyp is not a German listed company and does not produce consolidated accounts, and except also for the following recommendations:
Pursuant to Section 2.3.2 the bank shall inform all domestic and foreign shareholders, shareholders' associations and financial services' providers, who, in the preceding 12 months, have requested such notification, of the convening of the General Meeting, and shall provide them with the convention documents upon request, also using electronic channels. The shares of Hypothekenbank in Essen Aktiengesellschaft are not listed on a stock exchange. Hypothekenbank in Essen Aktiengesellschaft has only two shareholder groups: the Commerzbank Aktiengesellschaft and the Schuppli Group. All shareholders are known to the

bank. This is why Essen Hyp makes use of the simplifications as regards the invitation to and convening of General Meetings laid down in the German Stock Corporation Act *(AktG)*. Thus, Essen Hyp does not announce its General Meetings externally, e.g. in the Federal Gazette *(Bundesanzeiger)*, and, contrary to the provisions laid down in Section 2.3.1, the agenda and the reports and documents required for the General Meeting are not published on Essen Hyp's company website.

Given that both shareholders are represented in the Supervisory Board and in the Presiding Committee as the committee responsible for the employment contracts of the members of the Board of Managing Directors, the Supervisory Board does not discuss and review the structure of the Board's compensation system as laid down in Section 4.2.2.

Contrary to Section 4.2.4 the information and figures on the compensation of the members of the Board of Managing Directors are not individualized.

Pursuant to Section 5.3.2 the Supervisory Board shall set up an Audit Committee which, in particular, handles issues of accounting and risk management. As the Supervisory Board of Essen Hyp is composed of not more than 6 members, the Board refrained from setting up such an Audit Committee. Risk management issues are the responsibility of the Risk Committee of the Supervisory Board, which also deals with the bank's market, liquidity, credit, counterparty and operational risks, as well as with any other risks that do not belong to any of the mentioned risk categories. Issues relating to the annual audit are addressed by the Supervisory Board itself.

Due to our bank's shareholder structure we have refrained from specifying an age limit within the meaning of Section 5.4.1.

Contrary to Section 5.4.5 the information and figures on the compensation of the members of the Supervisory Board are not individualized.

Given that all shareholders carrying voting rights are directly or indirectly represented in the Supervisory Board, conflicts of interest are dealt with exclusively within the Supervisory Board in accordance with Section 5.5.2. Contrary to Section 5.5.3 such conflicts of interest are not formally dealt with at the General Meeting.

Due to the fact that no shares of Essen Hyp are in free flow or listed on a stock exchange, and that the bank does not have any stock option programs or comparable incentives in place, the provisions laid down in Sections 4.2.3, 6.6 and 7.1.3 of the German Corporate Governance Code are not relevant to Essen Hyp.

As long as Hypothekenbank in Essen Aktiengesellschaft compiles its Annual Accounts in accordance with the provisions of the German Commercial Code *(HGB)*, it will not pass information to third parties by means of Annual Reports or Interim Reports compiled in accordance with the International Accounting Standards (IAS), as stipulated in Section 7.1.1. Apart from the Annual Accounts and Interim Reports, the two shareholder groups of the company receive additional information during the Supervisory Board meetings, so that the above reports are not the main source of information available to them.

Essen, November 24, 2004

The Board of Managing Directors

The Supervisory Board

Head Office

ESSEN
Gildehofstrasse 1
45127 Essen
Germany
PO Box 10 18 61
45018 Essen
Germany
Tel.: +49 2 01 81 35-0
Fax: +49 2 01 81 35-2 00
Internet: www.essenhyp.com
E-mail: info@essenhyp.com
Registered under
HRB (Register of Companies)
Essen No. 7083

Branches

BERLIN
Jägerstrasse 58
10117 Berlin
Germany
Tel.: +49 30 81 45 07-10
Fax: +49 30 81 45 07-29
E-mail: berlin@essenhyp.com

FRANKFURT
Westendstrasse 19
60325 Frankfurt/Main
Germany
Tel.: +49 69 17 20 65
E-mail: frankfurt@essenhyp.com

HAMBURG
Fleethof – Stadthausbrücke 1
20355 Hamburg
Germany
Tel.: +49 40 32 52 43-00
Fax: +49 40 32 52 43-29
E-mail: hamburg@essenhyp.com

MUNICH
Romanstrasse 43
80639 Munich
Germany
Tel.: +49 89 29 16 17-52
Fax: +49 89 29 16 17-54
E-mail: muenchen@essenhyp.com

Representative Offices

BRUSSELS
Rue de l'Amazone 2
1050 Bruxelles
Belgium
Tel.: +32 2 5 34 95 95
Fax: +32 2 5 34 96 96
E-mail: bruessel@essenhyp.com

LONDON
Commerzbank House
23 Austin Friars
London EC2N 2NB
Great Britain
Tel.: +44 20 76 38 09 52
Fax: +44 20 76 38 09 53
E-mail: london@essenhyp.com

NEW YORK
375 Park Avenue
26th Floor, Suite 2603
New York, NY 10152
United States
Tel.: +1 212 750 88 55
Fax: +1 212 750 85 55
E-mail: newyork@essenhyp.com

PARIS
9, avenue de Friedland
75008 Paris
France
Tel.: +33 1 42 25 25 30
Fax: +33 1 42 25 25 39
E-mail: paris@essenhyp.com

Annual Report 2004

Publisher	Hypothekenbank in Essen AG, Essen
Design	vE&K Werbeagentur GmbH & Co. KG, Herthastrasse 7, Essen
Print	Buersche Druckerei Dr. Neufang KG, Gelsenkirchen

This Annual Report is also available in German.
The German version is binding in all matters of interpretation.